Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VegasWINNERS Inc.
1930 Village Center Circle Suite 3-376
Las Vegas, NV 89134
https://VegasWINNERS.com

Up to $1,069,999.50 in Common Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VegasWINNERS Inc.
Address: 1930 Village Center Circle Suite 3-376, Las Vegas, NV 89134
State of Incorporation: NV
Date Incorporated: August 31, 2018

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Common Stock
Offering Maximum: $1,069,999.50 | 713,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $297.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks* and Investment Bonuses

Early Bird

First 7 days - 10% bonus shares

Next 7 days - 5% bonus shares

Volume

$300+

- $150 gift card at VegasWINNERS
- PLUS Shout out on the website by Wayne Allyn Root

$500+

- $350 gift card at VegasWINNERS
- PLUS Shout out on the website by Wayne Allyn Root

$1,000

- $750 giftcard at VegasWINNERS
- PLUS Shout out on website by Wayne Allyn Root
- Plus book "King of Vegas Guide to Gambling" signed by author Wayne Allyn Root

$2,500+

- $2,000 gift card at VegasWINNERS
- Plus book "King of Vegas Guide to Gambling" signed by author Wayne Allyn Root

$5,000+

- $4,000 gift card at VegasWINNERS
- Plus book "King of Vegas Guide to Gambling" signed by author Wayne Allyn Root

$10,000+ (5% bonus shares)

- $7,500 gift card
- 50% discount for life at VegasWINNERS
- Plus book "King of Vegas Guide to Gambling" signed by author Wayne Allyn Root

$25,000+ (10% bonus shares)

- $7,500 gift card + Rest of 2019/20 season free
- 75% discount for life
- Plus shoutout by Wayne Allyn Root on his national radio show
- Plus books "King of Vegas Guide to Gambling" and national bestseller "The Power of Relentless" both signed by author Wayne Allyn Root

$50,000 (15% bonus shares)

- Rest of 2019/20 season free + LIFETIME of products free at VegasWINNERS
- Plus shoutout by Wayne Allyn Root on his national TV show
- Plus books "King of Vegas Guide to Gambling" and national bestseller "The Power of Relentless" both signed by author Wayne Allyn Root
- Plus V.I.P. dinner in Las Vegas with Wayne Allyn Root

$100,000 (15% bonus shares)

- Rest of 2019/20 season free + LIFETIME of products free at VegasWINNERS
- Plus shoutout by Wayne Allyn Root on his national TV show
- Plus books "King of Vegas Guide to Gambling" and national bestseller "The Power of Relentless" both signed by author Wayne Allyn Root
- Plus V.I.P. dinner in Las Vegas with Wayne Allyn Root
- Plus Spend day with Wayne, including V.I.P. visit to set of Wayne's national TV and radio shows

All perks are cumulative except the gift card value which is the one giftcard associated with the individual perk tier. All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

VegasWINNERS Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 common stock shares, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

VEGASWINNERS, Inc. is a Nevada corporation (the "Company") is located at 1930 Village Center Circle Ste 3-376 Las Vegas, NV 89134. The Company plans to engage in the business of sports gambling research, data, advice, analysis and predictions utilizing all available media and advertising formats by Wayne Allyn Root, a nationally recognized expert and handicapper in sports gambling and television and radio political personality plus additional experienced handicappers.

The Company's vision is to create sports gambling research, data, advice, analysis and predictions utilizing all available media and advertising formats.

The plan for VegasWINNERS is very simple. VegasWINNERS intends to analyzes and predicts sports event winners for sports bettors- for a fee, just like Merrill Lynch, Goldman Sacks or Charles Schwab analysts give stock advice to investors for a fee. Investors in sports gambling or handicapping pay for professional advice.

Our clients, sports bettors, will pay VegasWINNERS for professional guidance and advice.

VegasWINNERS intends to provide analysis, data, information, advice and predictions about who will win a sporting event in exchange for a fee.

The management team of the Company is currently comprised of Wayne Allyn Root. The Company may retain other independent contractors, and part-time employees, and handicappers on an "as needed" basis. This keeps overhead very low.

VegasWINNERS Inc. plans to capitalize on the legalization of sports gambling.

This industry is sports gambling. For the first time in history, it has been legalized (by a May 2018 Supreme Court ruling) on a state by state basis. As of September 2019, 19 states have legalized some form of sports betting- either in physical locations like casinos, racebooks & sportsbooks, or online/mobile. Many more states are expected to legalize sports gambling in the coming months. The names investing, buying and partnering into sports gambling are legendary: ESPN, Disney, Fox Sports, NFL, NBA, NHL, Major League Baseball, Caesars, MGM, etc. Everyone wants a piece of a dramatically expanding and exciting billion dollar industry.

We also plan to capitalize on Wayne Allyn Root. Wayne's brand name, media appearances, history and background as one of America's top-ranked sports gaming experts intends to drive traffic to VegasWINNERS. Wayne's media appearances are free to the company.

Competitors and Industry

Direct Competitors

The Direct Competitors to VegasWINNERS Inc. are online sports handicapping companies like Vegasinsider.com, Covers.com and PreGame.com. Each of these competitors have been successful and have something to offer. However, we believe VegasWINNERS advantage over these competitors is that they do not have a brand name, bigger-than-life personality and media superstar like Wayne Allyn Root. We plan for the VegasWINNERS model to utilize Wayne's background as one of the nation's highest ranked and most successful handicappers over a thirty year period, plus his successful television and radio show to promote VegasWINNERS Inc.

The industry

Sports gambling changed after the May 2018 Supreme Court decision.

#1) Sports gambling was illegal in 49 states. Yet experts estimated it was already a thriving industry- all done underground, illegal, with bookies, office polls and unregulated offshore sportsbooks.

Therefore, there were a limited number of customers for sports betting advice- only those who were betting legally in 1 state (Nevada), or those willing to bet illegally.

Keep in mind my advice was always 100% legal, but the bet itself was not.

#2) Now that sports betting has been legalized, the audience has dramatically increased. Therefore, the audience (ie potential customer base) for our betting advice has dramatically expanded too.

#3) Now that it is legalized, major sports TV networks are allowing advertising. Previously they would not.

Therefore, now I have contracts to buy advertising campaigns with major sports networks. We sent you a statement from my media buyer.

#4) Now that it is legal, it is legal to promote & refer our sports betting advice customers to legal casinos and sportsbooks, and we can accept:

Advertising revenues from them (to place ads on our web site)

Lucrative upfront or percentage fees for referring customers.

Thereby making this is a much more profitable business, with multiple revenue streams, with a much larger pool of customers.

Current Stage and Roadmap

As far as VegasWINNERS the new company, Wayne started this entity in Fall of 2018 with a plan to be funded and operational for this 2019 sports gambling football season. This is the purpose of the crowdfunding fundraise with Start Engine. Wayne conducted a small "test" in November and December of 2018 for the VegasWINNERS web site. The site was well received, operated flawlessly and attracted thousands of viewers and hundreds of registered customers. The website is fully launched for VegasWINNERS. The next step is to increase spending on advertising so that we can attract customerrs and betters. The goal for us is to start advertising for VegasWINNERS in 2020.

The complicated part has been done already. We had to build the web site. That takes thousands of hours, dozens of pages, thousands of words.

This is an eCommerce site. Every offer to buy, on every page, has to be perfectly worded. Then it has to work when you click on it. Building an eCommerce site is complicated, time-consuming and expensive.

But once it was built, we tested to make sure it worked. That's the test we're referring to.

We had to buy radio ads and online advertising…to see if customers could click on it and buy…and the money would be accepted by our merchant accounts…and then the money would be deposited into our bank account.

Customers need to be able to register. We have to capture their name and email address and financial information.

Then we have to send out email promotions to our database of new customers. Do they get them? Or are they sent to spam files? Do any of them respond and buy? Does the sale process work from the email promotions to our site?

Once all of that is confirmed to work…

Then comes the most important part of all: Is the web site easy to navigate? Functional on every page? Do the readers like it? What changes do they want to see? Will they buy? If not, why?

Are there functions they want us to add that would make them more likely to come back every day? Do they repeat buy? If not, why not? Is our "copy" on the site encouraging them to buy, or turning them off?

This "test" wasn't about revenues. I (Wayne Root) have produced tens of millions of dollars of sales in this business. That is always a direct result of A) advertising and B) promotion and C) using my brand name in the ads and D) Repetition. You have to buy ads for a period of significant time to build name recognition.

This "test" we spoke about was about...

A) The functionality of the web site. And yes, it passed. The site worked. The ads worked. We registered 900 potential customers in a short period. They were able to buy. I believe we did $11,000 in sales. The process worked flawlessly.

This wasn't about volume of sales. That requires serious money spent on major sports networks. This was a small test.

And B) Interaction and focus groups with customers, testing what parts of site work to attract them back regularly, and what parts don't. Our goal was to make the site flawless, fun, entertaining and very easy to buy on.

Now we are ready to launch INSTANTLY, as soon as we are funded.

I already have a home TV studio, where I film my current national TV show. It cost me about $10,000. I simply dedicated a room in my home for hosting my TV show. I soundproofed the room, bought a special TV-quality camera, and hung special TV lighting from the ceiling. The TV studio is finished thereby saving the Company money.

For the purposes of VegasWINNERS, I may add a few pieces of equipment to enhance the existing home TV studio- as I plan to make frequent and regular TV appearances on sports shows across the country to promote VegasWINNERS. This brands our Company name and leads to name recognition, credibility and sales. The cost to appear on these shows as the "expert guest" is Zero.

If I choose to add the additional equipment - multiple cameras (to do two or three person shoots with our other handicappers), green screen (gives the ability to change backgrounds), etc. the cost is minimal (a few thousand dollars).

The Team

Officers and Directors

Name: Wayne Allyn Root

Wayne Allyn Root's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, CEO, President, Secretary, Treasurer, and Spokesman
  Dates of Service: July 20, 2018 - Present
  Responsibilities: Wayne runs the company, provides much of the analysis and advice, and appears in the media to promote the company. Salary is $120,000

Other business experience in the past three years:

- **Employer:** The Wayne Allyn Root Show
  Title: Host
  Dates of Service: June 01, 2017 - Present
  Responsibilities: Host of "The Wayne Allyn Root Show" on Newsmax TV, 5 nights per week, the primetime show on TV network reaching 70 million homes.

Other business experience in the past three years:

- **Employer:** Wayne Allyn Root: Raw & Unfiltered
  Title: Host
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Host of "Wayne Allyn Root: Raw & Unfiltered" on USA Radio Network (national syndication), heard in Dallas, Chicago, San Antonio, Minneapolis, Oklahoma City, Las Vegas, Reno, Hartford, Long Island, NY, and as far away as San Juan, Puerto Rico and US Virgin Islands.

Other business experience in the past three years:

- **Employer:** Las Vegas Review Journal
  Title: National Politics Opinion Columnist
  Dates of Service: September 01, 2016 - Present
  Responsibilities: National Politics Opinion Columnist, Las Vegas Review Journal, and column now nationally syndicated by Creators Syndicate.

Other business experience in the past three years:

- **Employer:** Book TRUMP RULES: The Ultimate Guide to Being a Winner
  Title: Author
  Dates of Service: January 01, 1989 - Present
  Responsibilities: Author of 12 books, including many national bestsellers. Latest book, "TRUMP RULES: The Ultimate Guide to Being a Winner" to be released by Humanix Books (division of Newsmax Media) on February 10, 2020.

Other business experience in the past three years:

- **Employer:** MY Entertainment
  Title: Television Show Producer
  Dates of Service: November 01, 2006 - Present
  Responsibilities: Television Show Producer through MY Entertainment in NY, NY. Producer of "King of Vegas" "Sin City Justice" and "Ghost Adventures," highest-rated show in history of Travel Channel (16 seasons).

Other business experience in the past three years:

- **Employer:** Spokesman for many Advertisers
  Title: Spokesman
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Spokesman for many companies- including a constant 25 to 30 advertisers on my local Vegas radio, national radio and national TV shows.

Other business experience in the past three years:

- **Employer:** Speaker at many business and political events, conferences & conventions across the globe.
  Title: Speaker
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Speaker at many business and political events, conferences & conventions across the globe. Wayne has spoken in USA, Puerto Rico, Canada, Mexico, Costa Rica, UK, Italy, Netherlands, Hong Kong, Singapore, Malaysia, South Africa- to name a few.

Other business experience in the past three years:

- **Employer:** Cool Hand Root Productions
  Title: Founder & CEO
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Helps run the company and make the bigger decisions for where the company is going.

Name: Hollis Barnhart

Hollis Barnhart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** General Manager
  Dates of Service: August 31, 2018 - Present
  Responsibilities: Oversee all aspects of Company business. Compensation: $48,000, equity not determined yet

Other business experience in the past three years:

- **Employer:** Infotel
  Title: Senior Content Provider (for sports handicapper Wayne Allyn Root)
  Dates of Service: January 01, 2016 - December 01, 2018
  Responsibilities: Content provider and responsible for website and sales for Wayne Allyn Root

Name: Howard Lefkowitz

Howard Lefkowitz's current primary role is with aXcess Health, LLC.. Howard Lefkowitz currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO, CTO
  Dates of Service: August 31, 2018 - Present
  Responsibilities: To assure solid operation of the company and its attendant technologies. Compensation: $100,000, equity not determined yet

Other business experience in the past three years:

- **Employer:** One Degree World, Inc.
  Title: CEO
  Dates of Service: June 01, 2014 - December 01, 2018
  Responsibilities: Responsibility for all operations of company- technology, marketing and financial.

Other business experience in the past three years:

- **Employer:** aXcess Health, LLC.
  Title: CEO
  Dates of Service: September 01, 2015 - Present
  Responsibilities: Responsibility for all operations of company- technology, marketing and financial.

Name: Douglas Miller

Douglas Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: August 31, 2018 - Present
  Responsibilities: Overseeing financial aspects of Company. Compensation: $60,000 , equity not determined yet

Name: Phil Gordon

Phil Gordon's current primary role is with Chatbox.com. Phil Gordon currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Sit on the board of directors and help make decisions for the company

Other business experience in the past three years:

- **Employer:** Chatbox.com
  Title: CEO & Founder
  Dates of Service: March 01, 2013 - Present
  Responsibilities: Make the larger Product decisions and maintain Investor relations

Other business experience in the past three years:

- **Employer:** TV, Radio Broadcasts
  Title: Television host and media personlity
  Dates of Service: January 01, 2004 - Present
  Responsibilities: Hosted 42 episodes of Bravo's hit television show, Celebrity Poker Showdown. Host of ESPN's first live coverage of the final table of the World Series of Poker ESPN Poker Analyst for 5 years. Host of top ESPN top 10 podcast: "Poker Edge" Host of Fox Sports "Rock Paper Scissors Championship" Host of "Pro Am Poker Equalizer" Major role in Zak Penn's "The Grand" movie (2007) Guest spots on Jimmy Kimmel, Dennis Miller, The Big Idea, Less Than Perfect, Joey, Las Vegas Parodied by Chris Parnell on Saturday Night Live. Author of Feature Article in Playboy Magazine.

Name: Mike Matusow

Mike Matusow's current primary role is with Professional Poker Player. Mike Matusow currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Sit on the Board and make bigger decisions for the company.

Other business experience in the past three years:

- **Employer:** Professional Poker Player
  Title: Poker player
  Dates of Service: January 01, 1996 - Present

Responsibilities: Matusow began playing poker seriously in the early 1990s, first while working as a poker dealer, then as a professional player. His successes include being a four-time World Series of Poker bracelet winner and the winner of the 2005 World Series of Poker Tournament of Champions.

Name: Todd Franklin Kobrin

Todd Franklin Kobrin's current primary role is with Oddsium. Todd Franklin Kobrin currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Help make bigger decisions for the company

Other business experience in the past three years:

- **Employer:** Oddsium
  Title: CEO
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Make larger decisions for the company

Other business experience in the past three years:

- **Employer:** Penn Interactive Ventures
  Title: Director of Marketing
  Dates of Service: December 01, 2018 - June 01, 2019
  Responsibilities: Overseeing marketing department. Evaluating and developing our marketing strategy and marketing plan. Planning, directing, and coordinating marketing efforts.

Name: Phil Hellmuth

Phil Hellmuth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: February 03, 2020 - Present
  Responsibilities: Sitting as member of board for Vegaswinners

Other business experience in the past three years:

- **Employer:** Lasso Gear

Title: Board member
Dates of Service: May 01, 2019 - Present
Responsibilities: I agreed to 10 hours a year of consulting, and help connecting w my VC Network, and some private contacts w money. The CEO Partha is happy w my contributions so far. Not sure he was expecting me to help as much as I have.

Other business experience in the past three years:

- **Employer:** Deck of Dice
  Title: Board member
  Dates of Service: January 01, 2016 - Present
  Responsibilities: The CEO Tom gives me credit for pivoting the entire company w one key meeting w Bill Lee. Also, I helped a ton w the roadmap (we have $800,000 of the $1 million for this latest round).

Other business experience in the past three years:

- **Employer:** QLASH (ESports team)
  Title: Board Member
  Dates of Service: October 01, 2019 - Present
  Responsibilities: (yesterday we announced a big deal w Inter Milan). I have helped them raise money through my network (non-VC so far), and will be a lot more money coming in from my network. The founders Eugene and Luca are former pro poker players and saw value in my name and contacts.

Other business experience in the past three years:

- **Employer:** End Game (ESports talent agency)
  Title: Board Member
  Dates of Service: August 12, 2018 - Present
  Responsibilities: I've been onboard for 18 months. I helped secure a deal w Party Poker for us, and helped the CEO Scott through consulting. Scott feels like I've been great for him! I'm honored. I talked to Scott today About how to handle a client via email (take the high road!), and Scott says we did $1 Million in one month last month. Company is probably worth $100 Million.

Other business experience in the past three years:

- **Employer:** Muzik Connect
  Title: Board member
  Dates of Service: February 13, 2018 - Present
  Responsibilities: Introduced Jason to Tesla CTO within days of joining advisory board. Introduced him to Peter Guber and Tony Robbins. Tony invested. We raised $70 Million last year, a lot from Michael Jordan.

Other business experience in the past three years:

- **Employer:** Mega Particle
  Title: Board Member
  Dates of Service: February 01, 2018 - Present
  Responsibilities: I came onboard two years ago and intro'd them to Ken Howery (perfect for VR space) and a few others. I helped them figure out how to approach VC's, and other wealthy investors. But, unfortunately VR/AR hasn't taken off…

Other business experience in the past three years:

- **Employer:** Sentia Wellness
  Title: Board member
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Cameron hasn't sent any paperwork, but assured me I have a deal in place. I'm introducing him to my network.

Other business experience in the past three years:

- **Employer:** Union.market (Crypto "staking protocol")
  Title: Board member
  Dates of Service: November 01, 2019 - Present
  Responsibilities: we have a deal in principle. Shayne's wishlist was to meet Sky Dayton and David Sacks (I set personal meetings w both), and a few others. I also helped w those relationships. Shayne didn't think I could help him on business side. But soon figured out I could. Great idea, bright and driven Founder.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company")

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product or services, that people think it is a better option than competing products or services, or that we will be able to provide the services at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Shares of its Common stock in the amount of up to 1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company or the broader economy, it may not survive. If the Company

manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our business operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our business operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will receive no benefits from your investment. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our services will be able to gain traction in the marketplace. It is possible that our services will fail to gain market acceptance for any number of reasons. If our services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have services in the market. They may have much better financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent services earlier than us, or superior services than those developed by us. There can be no assurance that competitors will render our technology services obsolete or that the services offered by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on VEGASWINNERS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on VEGASWINNERS could harm our reputation and materially negatively impact our financial condition and business.

A. Limited Operating History; Limited Capital; Start-up Company

VegasWinners, Inc. has not established any revenues or operations that would provide financial stability in the short or long term. And, there can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. There can be no assurance that such capital shall be available at reasonable cost, or that it would not materially dilute the investment of investors in this Offering if it is obtained. Investment in a start-up company such as the Company is inherently subject to many risks, and investors should be prepared to withstand a complete loss of their investments. The Company only has a limited operating history upon which investors may base an evaluation of its performance; therefore, it is still subject to all the risks incident to the creation and development of a new business. The Company plans to conduct closings of sales of Securities as subscriptions are received. If less than $1,000,000 is received from the sale of Securities, the Company may have insufficient cash to implement its plans as described below, and investors who purchase Securities shall be at heightened risk of loss from their investments.

Need for Additional Financing

Assuming this Offering is fully subscribed, the Company believes that the net proceeds from this Offering, together with its projected cash flow from operations, shall be sufficient to fund the Company's operations as currently conducted for at least the next 24 months. Such belief, however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. In addition, there can be no assurance that the Company's cash flow generated from operations shall be sufficient to implement the Company's business objectives. As a result, the Company may require substantial additional financing in order to implement its business objectives. There can be no assurances that the Company shall be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. In the event that the Company's operations do not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities, which would likely result in the loss to investors of all or a substantial portion of their investments.

Rapid Technological Change may Adversely Affect the Company's Business

The Company's ability to remain competitive may depend in part upon its ability to develop or acquire its database, revenues and retain experienced handicappers. In addition, introductions or enhancements by the Company's competitors or the use of other technologies could cause a decline in advertising revenue or loss of market acceptance of the Company's existing services. The success of the Company in developing its database, selling and supporting new and enhanced materials depends upon a variety of factors, including development and timely and efficient implementation of its website and advertising and the retention of experienced handicappers. There can be no assurances that the Company shall be successful in selecting, developing, marketing and implementing the Company's business. Failure to do so successfully may adversely affect the Company's business, financial condition and results of operations.

Intense Competition

The Company's principal competitors may have greater financial resources than those available to the Company and thus in a better position to attract talent, initiate projects and effect broad market visibility, accessibility, prominence and recognition than the Company. There can be no assurances that the Company consistently shall be able to develop and enhance its database, promote the business through advertising, retain experienced handicappers that shall prove profitable to the Company in view of the intense competition to be encountered by the Company in all significant phases of its activities.

Potential Fluctuations in Operating Results

Significant annual and quarterly fluctuations in the Company's results of operations may be caused by, among other factors, the volume of revenues generated by the Company, of the visibility, accessibility, prominence and recognition of the Company and its competitors in the marketplace, and general economic conditions. There can be no assurances that the level of revenues and profits, if any, achieved by the Company in any particular fiscal period shall not be significantly lower than in other, including comparable fiscal periods. The Company's expense levels are based, in part, on its expectations as to future revenues. As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenues. As a result, the Company believes that period-to-period comparisons of its results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance.

Risk of Managing Growth

The Company expects to expand its operations by increasing its access to prominent handicappers, advertising and marketing efforts, research and development activities of its database, and escalating and expanding its market. The anticipated growth could place a significant strain on the Company's management, and operational and financial resources. Effective management of the anticipated growth shall require expanding the Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. However, there can be no assurances that these or other measures implemented by the Company shall effectively increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources, and the failure to effectively manage growth could have a material adverse effect on the Company's operations.

Continued Investment Required

The Company will invest, and continue to invest, in changes in advertising, technology, marketing and production of its website and web offering, which may require further investment. However, there can be no assurances that the Company shall generate sufficient funds from operations to finance any required investment or that other sources of funding shall be available. Additionally, there can be no guarantees that any future expansion shall not negatively affect earnings.

Limited Protection of Proprietary Rights; Potential Costs of Enforcement

The Company's ability to compete effectively with its competitors could depend, in part, on its ability to retain experienced handicappers, create and/or maintain its database and advertising and the proprietary nature of its intellectual property. The Company's success shall also depend, in part, on its ability to obtain and/or enforce intellectual property protection for these assets. The Company, in such circumstances, may file applications for copyrights and trademarks, as management deems appropriate. There can be no assurances as to the degree of protection offered by any intellectual property issued to or licensed by the Company. There can be no assurances that competitors, many of whom have substantial resources and substantial investments in competing technologies, shall not seek to apply for and obtain copyrights that shall prevent, limit or interfere with the Company's ability to market and sell its programs and web offerings. The Company shall also rely on proprietary technology and there can be no assurances that others may not independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. There can be no assurances that confidentiality agreements entered into by the Company's employees and consultants, advisors and collaborators shall provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Dependence on Computer Infrastructure

The Company's reliance on computer hardware operations and the Internet implies that there can be no assurances that a system failure would not adversely affect the performance of the Company; the Company presently has limited redundancy systems, no back up facilities and only a limited disaster recovery plan. Despite the implementation of network security measures by the Company, its servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or stoppages in service to users of the Company's services and products. The occurrence of any of these risks could have a material adverse effect on the Company's business, operations and financial condition.

Dependence on Key Personnel

The Company is highly dependent on the services of Wayne Allyn Root, Chief

Executive Officer, and the loss of his services due to health or other problems would have a significant adverse effect on the future operations of the Company. The Company intends to obtain key man life insurance on Wayne Allyn Root to protect the Company against the loss of his Services to the Company.

Attraction and Retention of Professional and Qualified Personnel

The Company's ability to realize its objectives shall be dependent on its ability to attract sports commentators, analysts and additional, qualified personalities. Competition for such personalities and personnel can be intense, and there can be no assurance that the Company's results shall not be adversely affected by difficulty in attracting and/or retaining personalities and qualified personnel. The Company's management will enter into employment or independent contractor or other agreements that include non-compete and confidentiality requirements as appropriate. However, there can be no assurance that such agreements shall fully protect the Company from competitive injury if any of these individuals leave the Company.

Risks Associated With Financial Projections

The financial projection discussion of the Company included in this Memorandum is based upon assumptions that the Company believes to be reasonable. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. For these reasons, actual results achieved during the periods covered may be materially and adversely different. Even if the assumptions underlying the Company's plans prove to be correct, there can be no assurances that the Company shall not incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that existing consumer demand for intellectual properties, projects, products, services shall continue. However, there can be no assurances that the Company's objectives shall be realized if any of the assumptions underlying its plans prove to be incorrect. Investors should be aware that no independent market studies have been conducted by the Company regarding the Company's plan, nor are any such studies currently planned. Moreover, the Company's independent public accountants have not compiled or examined the documents, and accordingly, are unable to express an opinion or give any other form of assurance concerning such documents.

Limited Liquidity in the Absence of a Public Market

The Securities offered hereby are being offered in a private offering based upon available exemptions from federal and state securities laws. There is no public market in which the Securities may be sold, and it is not anticipated that any such market shall develop in the foreseeable future. Therefore, purchasers of the Securities should be prepared to hold their securities for an indefinite period of time.

Restrictions on Transfer of Securities

Investors shall own unregistered securities comprising a minority interest in a privately traded company. The Securities may not be transferable under certain state securities laws, which require registration or qualification. In such cases, the subscribers desiring to dispose of Securities must deliver to the Company an opinion of counsel satisfactory to the Company to the effect that the proposed disposition of Securities shall not violate the registration or qualification requirement of relevant state securities law. The Subscription Agreement also provides that a shareholder seeking to sell Securities must first offer them to the Company, which has the right of first refusal prior to the securities being sold. Because of potential restrictions on transferability of the Securities, and the fact that no trading market exists or is expected to develop for the Securities, holders of the Securities are not likely to be able to liquidate their investments or pledge the Securities as security on a loan in the event of an emergency. Thus, the Securities should be considered only as a long-term investment. There can be no assurances that the Company shall be able to affect a public registration of its Securities, as its present level of business does not merit public ownership. In order to effect value from a public offering, a suitable underwriter must be located and a public market must be maintained following such offering. Typically, in an initial public offering existing shareholders are not permitted to sell their Securities s in such an offering, and are frequently required by the underwriter to "lock-up" their Securities for a period of time thereafter.

Best Efforts Offering

The Securities are offered by the Company on a "best efforts" basis. No individual, firm or corporation has agreed in advance to purchase any of the offered Securities. No assurance can be given that any or all of the Securities shall be sold.

No Payment of Dividends

Except for the annual distributions made by the Company, the Company does not intend to pay any cash dividends with respect to its Securities in the immediate future. The Company intends to retain any earnings for use in the operation of its business. The Company's Management shall determine dividend policy in the future based upon, among other things, the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time. The Company intends to retain appropriate levels of its earnings, if any, to support the Company's business activities.

Working Capital Requirements

The Company intends to use the net proceeds of this Offering to fund ongoing working capital needs. Management shall have broad discretion to determine how such proceeds shall be used.

Facilities

The Company will be based in cyber space and at Wane Root's home office until further expansion is required thereby saving money for contact information is 2505 Anthem Village, #318, Henderson, Nevada 89052. Its' telephone is 702-407-5548 and its email address is wayneroot@gmail.com. Although the Company's existing facilities are sufficient for its current needs, the Company anticipates moving to larger quarters in the future, and does not anticipate any difficulty in locating the additional space required to accommodate the expansion of its operations.

Legal Matters

The Company is not a party to any pending legal actions or proceedings, and the Company is not aware that any such actions are likely to be initiated in the near future.

Absence of Merit Review

Investors are cautioned that these securities have not been registered under the Securities Act and any state review by the securities administrators in some states in which interests may be offered and sold is limited to the form and compliance with certain disclosure requirements. No state authority has reviewed the accuracy or adequacy of the information contained herein nor has any regulatory authority made a merit review of this Offering, or the compensation paid to officers or directors or other corporations under their control, and any dilutive factors therefrom. Therefore, Investors must recognize that they do not have all the protections afforded by securities laws to register or qualify offerings in states with merit reviews, and must therefore judge for themselves the adequacies of the disclosures, the amounts of compensation, the pricing, dilution and fairness of the terms of this Offering without benefit of prior merit review by authorities.

Risks Associated with Forward-Looking Statements Included in this Memorandum

This Memorandum contains certain forward-looking statements regarding the plans and objectives of management for future operations, including plans and objectives relating to the development of the Company's business. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based on a successful execution of the Company's business strategy and assumptions that the Company shall be profitable, that the market for products or services shall not change materially or adversely, and that there shall be no unanticipated material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and business decisions (most of which are beyond the control of the Company), are difficult or impossible to predict accurately. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. As a result, there can be no assurance that the forward-looking statements included in this Memorandum shall prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other entity that the objectives and plans of the Company shall be achieved.

Note:

In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management.

There are no regulations at the moment that effect VegasWINNERS.

There has never been one regulation in the history of America aimed at sports handicapping advice. The Company is not in the actual gambling business- because the Company does not take the bet. Advice is considered "free speech" and has been, and is, unregulated. Even while the sports gambling was considered illegal in 49 out of 50 states, my business advice was legal. I sold my advice for 30+ years with no government oversight of any kind. However, if what you're asking for is the risk factors, the only risk factor is if sports gambling were to, once again, be made illegal in the United States. That would certainly negatively impact the Company's business. That would result in the same problems I had in the past- far fewer customers, fewer places to advertise, etc. But the Supreme Court has now legalized sports gambling which is now legal in 20 states, with more joining. So that risk factor is remote.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Wayne Allyn Root	4,250,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,250,000 outstanding.

Voting Rights

1 vote per share

Material Rights

TRANSFER RESTRICTIONS; RIGHT OF FIRST REFUSAL.

(a) Any shareholder wishing to sell or transfer shares of the Corporation ("transferring shareholder") must first notify the secretary of the Corporation by means of a writing (the "original notification") that states the number and class of shares, and the price per snare, terms of the sale, and name of the proposed transferee, if any. The Corporation shall then have the right to purchase all of those shares at that price and on those terms. The Corporation shall also have the right to purchase any number of those shares, provided that shareholders other than the transferring shareholder (the "other shareholders") agree to purchase the remainder of the shares which the transferring shareholder wishes to sell or transfer. The Corporation shall exercise either of these rights by a written election to purchase ("corporation's election to purchase") delivered to the shareholder on or before the "corporation's election date," which is sixty (60) days after receipt of the original notification.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000.00
  Number of Securities Sold: 1,000
  Use of proceeds: Operations and buidling the site.
  Date: August 31, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $424.90

Number of Securities Sold: 4,249,000
Use of proceeds: Operations
Date: August 05, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can continue to operate the business now as it is continuously since we have the Fully functioning website. We are just waiting for the funding so that we can use that to go towards marketing so we can start bringing in customers and then hopefully revenue.

Foreseeable major expenses based on projections:

Spending and revenues will ramp up dramatically as soon as we do our official "hard launch."

Once we launch, we will use the money raised to advertise properly.

Once we launch, we expect to see costs go up. Advertising and marketing is the major expense in this business. We imagine that it will cost $50K per month to advertise on the TV networks where we currently hold contracts.

Plus PR (public relations) to garner "free media."

Plus web marketing to our database.

All that spending starts as soon as we're ready for our official "hard launch."

Future operational challenges:

There are a few current operational challenges and VegasWINNERS does not anticipate future operational challenges, except for the possible need for additional staff. VegasWINNERS operates a relatively simple business. It does research, selects winners, offers advice and advertises theadvice. Customers then point and click to buy the advice.

It does not take a large staff to operateVegasWINNERS' business, which is built around the web site. Other than Wayne Root out 24/7 promoting and appearing in the media, a GM and webmaster entering new content and our sports handicappers (who are independent contractors) who enter all their own content.

So there are few current operational challenges as to VegasWINNERS' business.

In the next few years, VeasWINNERS' business model may change. I believe VegasWINNERS will soon (within 2 to 3 years) produce equal or more revenues from affiliate deals with casinos, sports books and racetracks across the USA, than handicapping revenues. Which means we will be paid a fee to send gamblers to each casino, sportsbook and racetrack in all the states where it is legal.

This change may require a new VegasWINNERS division of half a dozen employees and a manager, who will be responsible for recruiting and signing deals with venues (casinos, sports books, racetracks) that legally take the bets.

This transition may become the most integral part of VegasWINNERS' future operation, which is not a "challenge", but a golden opportunity to dramatically increase revenues- without any major additional expense. The employees or contractors who sign these affiliate deals will operate either fully or mostly on commission and will be compensated only from the revenuesthey bring in- thereby costing VegasWINNERS little or no additional cost (other than perhaps a travel budget).

Future challenges related to capital resources:

Marketing dollars are of paramount importance to VegasWINNERS' business. The more capital VegasWINNERS has for marketing (ie to buy advertising campaigns on TV, radio, online) the more VegasWINNERS grows. The formula is really that simple. VegasWINNERS' biggest challenge is having adequate capital, or to raise enough future capital, to pay for the marketing necessary to grow the business as quickly as possible.

Future milestones and events:

VegasWNNERS incorporates by reference the information set forth in the first item.

VegasWINNERS' future will be positively impacted primarily by the speed of legalization of sports gambling. Gambling is legal now in 20 states, but only 12 are operating. One just approved sports gambling a month ago. 7 more will start operating soon (early to mid 2020). We of course, want to see another 10 to 20 states legalize sports gambling as soon as possible.

More states equals more opportunities, more customers and more revenues. Each new state that legalizes sports gambling and opens for business is literally "money in the bank" for VegasWINNERS.

And certain state milestones are more significant than others. For instance New York has legalized sports gambling, but only in 4 upstate casinos. But New York legislators are pushing hard for expansion in the form of legalization of online sports gambling throughout the state by either start of 2020 football season, or 2021.

The speed of legalization and implementation is, of course, important to VegasWINNERS' ability to dramatically increase traffic, customers and revenues at VegasWINNERS.com.

In California, Indian tribes have agreed on a vote by the citizens to expand into sports gambling on their reservations. If passed, this will be the biggest sports gambling market in America. The success and speed of passage will of course be important to VegasWINNERS. Again, it simply gives us the ability to dramatically increase traffic, our database, customers, revenues and new affiliate deals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company is raising money on StartEngine in order to fund a true start to operations. This is the purpose of our crowd fundraise on StartEngine. We don't have any other capital resources at this moment.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this campaign will pay for the official promotion and advertising and the ongoing operation of VegasWINNERS.

If additional capital is needed, Wayne has the ability to raise the funds from individual investors with multiple business ventures in different industries.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are needed to fully launch the company but not necessary for the viability of the company due to its low overhead cost.

If additional capital is needed, Wayne has the ability to raise the funds from individual investors with multiple business ventures in different industries.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise 10k we won't move forward with the full launch as the funds will go to StartEngine for the premium services we received. The company needs to exceed the 10k in its raise and hopefully reach its maximum funding goal of $1.07M in order to have the best launch for VegaWinners.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect to operate long-term and achieve profitability if we raise an anount equal to or near the maximum funding goal.

The company operates on very low overhead costs and there are very few additional costs, other than buying media time and payroll.

Payroll will go to Wayne Allyn Root, the Chairman, CEO, Spokesman, and Advertising Director.

We also plan to pay our COO/CTO, CFO, GM and bring on an Assitant GM/VP of Advertising Sales and maybe VP of Affiliate Relations as operations expand. We also might have a handful of outside independent contractors.

Most of our maximum raise will go to advertising and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If additional capital is needed, Wayne has the ability to raise them from individual private investors with multiple business ventures in different industries.

The simple answer is the startup cost is over $1,000,000. We have spent $232,000 and need $1,070,000 to properly kick off marketing and launching VegasWINNERS. We have a private placement memoranda and were ready to launch a traditional fundraise aimed at accredited high net worth investors when we met with StartEngine. In the end, we decided crowdfunding was the perfect way to raise our first outside capital round of $1,070,000.

We plan on raising another round soon.

Indebtedness

- **Creditor:** Jericho Associates
  Amount Owed: $237,214.00
  Interest Rate: 10.0%
  Maturity Date: October 17, 2022
  Company must make payments to note holder starting with the fourth quarter of 2019. Quarterly interest of 10.00% accrues through the maturity of the loan. The 10% rate of interest is computed annually, but paid on a quarterly basis, and is not compounded. The principal and accrued interest is to be repaid on October 2022. The loan is secured by Company assets.

Related Party Transactions

- **Name of Entity:** Jericho Associates, Inc.
  Names of 20% owners: Ron Tassinari, Independent Advisor
  Relationship to Company: 15% owner of the company
  Nature / amount of interest in the transaction: Jericho Associates is an Investor in VegasWinners. Between Jericho Associates, Inc., a Nevada corporation (the "Company"), on the hand, and VegasWinners, Inc., a Nevada corporation ("VWf') and Wayne Allyn Root ("Root"), the sole Shareholder of VWI, on the other hand. The Company, VWI and Root are collectively referred to herein as the "Parties".
  Material Terms: 1. Pursuant to the Term Sheet between Jericho Associates, Inc. ("Jericho") and VegasWinners, Inc. ("VWI"), Jericho acquired 15% of VWI's Shares in exchange for 250,000 Shares of Jericho's Stock ("Jericho Shares"). 3. The Term Sheet also provides for an Amendment to a Promissory Note with Jericho, dated October 18, 2018, to accurately reflect the amount of funds VWI received from Jericho, which VWI used to design and build its website, manage the web site moving forward, run an advertising campaign and pay a key employee. The Closing will take place at a date and time (the "Closing Date") and place to be mutually agreed upon by the Parties. The Closing shall be conditioned only upon the receipt by VWI of $100,000 (the "Proceeds") from the sale of VWI's securities on or before the Closing Date. Option To Acquire Additional VWI Shares. From and after the Closing, the Company shall have an option to acquire an additional seventeen percent (17%) of the authorized, but unissued Shares of VWI (the "Option") upon the following terms and conditions: The exercise period ("Exercise Period") shall be a period of twenty-four (24) months commencing from the Closing Date. (b)Company shall transmit a written notice exercising the Option ("Exercise Notice") either by personal or overnight delivery or by email addressed to VWI as follows: The Company is not assigning any value to the Jericho Shares as Jericho is a privately held Company. In response to your question concerning the issuance of shares by VegasWinners, Inc. to Jericho, please be advised that the closing of the exchange of Shares does not occur unless and until VegasWinners, Inc. receives $100,000 from the sale of its Shares, which has not yet occurred. To be clear, no Shares have been issued to Jericho because the condition of receiving $100,000 has not occurred and will not be issued until VegasWinners, Inc. received the investment of $100,000 A

copy of the Amended Promissory Note is attached.

Valuation

Pre-Money Valuation: $6,375,000.00

Valuation Details:

The valuation for VegasWINNERS is based on the great opportunities within the growing legalized sports gambling industry and Wayne's lifetime of experience, success, and brand name recognition in the industry.

Reason one: Growing opportunities in the sports betting industry.

Colorado passed legal sports gambling just last week- and has become the 20th state to legalize sports gambling. The first legal sports bets will be taken in Colorado by early 2020.

See: http://www.gambling911.com/Colorado-Sports-Betting-Pros-and-Cons-Latest-News.html

Indiana just started taking legal bets around Septembre and the State just reported betting revenue up 160% from September to October.

See: https://www.gambling911.com/Gambling-and-Sports-Betting-News-Wire-November-12-2019.html

New Jersey sports betting revenue is exploding every month and nears $3 BB in handle.

See: https://www.usnews.com/news/best-states/new-jersey/articles/2018-10-12/new-jersey-sports-betting-activity-nearly-doubles-in-september

https://www.metro.us/sports/bet/news/pa/new-jersey-sports-betting-handle-explodes-month-september

Tribal casinos in California just agreed on a deal to offer sports gambling in a state with 40 million citizens. This will now go to a vote of the citizens in 2020. This is the big announcement we've all been waiting for.

See: https://www.gambling911.com/California-Sports-Betting-Tribal-Casinos.html

Experts see amazing and exciting growth for sports gambling. Casino executives running the biggest companies in gaming believe the sports betting numbers have the potential to be bigger than casino gaming revenues

See: https://www.usbets.com/legal-us-sports-betting-explosion-fearless-forecast/

https://www.reviewjournal.com/business/business-columns/inside-gaming/casinoceos-love-potential-of-sports-wagering-nationwide-1889741/

Reason 2: Wayne's background

Wayne experience in the sports gambling business brings value to VegasWINNERS. As the brand name in sports gaming industry with thousands of media appearances, including starring on national TV shows built around sports handicapping advice for 30+ years and Wayne's 180-pound granite star on the "Las Vegas Walk of Stars" establishes Wayne's credibility in this space.

Reason 3: Competitors have successfully raised capital and provided value in the industry

You can also see value when looking at companies also in my line of business. These are deals that establish the value of what I'm about to build with VegasWINNERS.

Edison Partners, a well-respected private equity company based in Princeton N.J. just invested $15.5 million for a piece of the Gambling.com group.

Gambling.com describes their company as "a performance marketing company" with a goal of becoming "the pre-eminent source of sports betting information in the USA." They own the web sites Gambling.com and Bookies.com.

They aim only to educate about industry news. And to send sports gamblers to specific sports betting sites in states that have legalized sports gambling to receive "affiliate fees." They do not offer for sale expert advice from champion sports handicappers.

VegasWINNERS aims to have similar odds, content, education and advice. We plan to have the same affiliate revenue stream. But we'll also have the lucrative revenue stream of selling our advice and analysis- something I've done successfully for 30+ years.

Edison invests $15.5 million for a piece of these sites. See:

http://www.gambling911.com/Edison-Partners-Invest-%2415.5-million-in-Gambling.com-Group.html

Also, see media reports about a similar group of sports data and handicapping sites sold for $54 million in 2015 (before sports gambling was legalized). Covers.com was one of those companies. They are a direct competitor to VegasWINNERS.

https://variety.com/2015/digital/news/tribune-gracenote-sportsdirect-infostrada-1201507213/

Since we are newly formed with little operating history, we aim to have a lower valuation than the competitors, but I add value to the company through my brand.

The valuation for VegasWINNERS is always based on the great opportunity of legalized sports gambling and my lifetime of experience, success and brand name recognition in the industry.

This valuation was determined internally and arbitrarily.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Services*
  96.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,069,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  22.0%
  Operations and a very small group of keys executives. Building a state-of-the-art TV studio for Wayne Root to do nonstop national interviews

- *Marketing*
  56.0%
  And the majority of the money will be used for national marketing and advertising

- *Web Development*
  5.0%
  Upgrading our web site to include instant scores and odds and the latest sports news

- *Public Relations*
  13.5%
  Media public relations and Search Engine/Internet promotion & exposure

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://VegasWINNERS.com (https://VegasWINNERS.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vegaswinners

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VegasWINNERS Inc.

[See attached]

VEGASWINNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018



HILBURN & LEIN, CPAs
A PROFESSIONAL CORPORATION

VEGASWINNERS, INC.

DECEMBER 31, 2018

TABLE OF CONTENTS



HILBURN & LEIN, CPAs
A PROFESSIONAL CORPORATION

Gary W. Lein, CPA
Shareholder
Greg M. Sinacori, CPA
Shareholder
Philip C. Bateman, CPA
Shareholder
Cory Puga, CPA
Shareholder

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholder of
 VegasWINNERS, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of VegasWINNERS, Inc. (a Corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of loss, changes in equity, and cash flows for the period from inception (August 31, 2018) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in the accompanying page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Hilburn & Lein, CPAs

Las Vegas, Nevada
August 29, 2019

5520 S. FORT APACHE ROAD • LAS VEGAS, NV 89148 • 702-597-1945 • FAX 702-597-1980

VEGASWINNERS, INC.
BALANCE SHEET
DECEMBER 31, 2018

(See Independent Accountants' Review Report)

ASSETS

CURRENT ASSETS		
Cash - Note 3	$	134,719
Accounts Receivable		-
		134,719
PROPERTY AND EQUIPMENT		-
OTHER ASSETS		
Deferred Income Taxes - Note 4		21,397
TOTAL ASSETS	$	156,116

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	-
OTHER LIABILITIES		
Note Payable - Note 5		237,214
TOTAL LIABILITIES		237,214
STOCKHOLDER'S EQUITY		
Common Stock: Authorized, 1,000 shares having		
no par value; issued and outstanding 1,000 shares		1,000
Retained Deficit		(82,098)
		(81,098)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	156,116

The accompanying notes are an integral part of these financial statements

VEGASWINNERS, INC.
STATEMENT OF LOSS AND CHANGES IN EQUITY
FOR THE PERIOD FROM INCEPTION (AUGUST 31, 2018) TO DECEMBER 31, 2018

(See Independent Accountants' Review Report)

REVENUES	$	11,877
GENERAL AND ADMINISTRATIVE EXPENSES		110,676
LOSS FROM OPERATIONS		(98,799)
OTHER INCOME AND (EXPENSE), NET		(4,696)
LOSS BEFORE PROVISION FOR FEDERAL INCOME BENEFIT		(103,495)
PROVISION FOR FEDERAL INCOME TAX BENEFIT		21,397
NET LOSS	$	(82,098)
COMMON STOCK:		
Beginning of Period	$	-
Common Stock Issued		1,000
END OF PERIOD	$	1,000
RETAINED DEFICIT:		
Beginning of Period	$	-
Net Loss		(82,098)
END OF PERIOD	$	(82,098)

The accompanying notes are an integral part of these financial statements

VEGASWINNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (AUGUST 31, 2018) TO DECEMBER 31, 2018

(See Independent Accountants' Review Report)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(82,098)
ADJUSTMENTS TO RECONCILE NET LOSS TO		
CASH FROM OPERATING ACTIVITIES:		
Deferred Income Taxes		(21,397)
NET CASH FROM OPERATING ACTIVITIES		(103,495)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Note Payable		232,500
Accrued Interest on Note Payable		4,714
Common Stock Issued		1,000
		238,214
NET INCREASE IN CASH AND CASH EQUIVALENTS		134,719
Cash and Cash Equivalents at Beginning of Period		-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	134,719
SUPPLEMENTARY INFORMATION:		
Cash Paid for Interest	$	-

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

VegasWINNERS, Inc. "Company" was incorporated, in the state of Nevada, on August 31, 2018. The Company is a consulting company that provides sports betting data. The Company is located in Nevada.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company maintains its records on the accrual basis of accounting. Under this method of accounting, revenue is recognized when earned, whether received or not, and expenses are recognized when goods or services are incurred, whether paid or not.

ACCOUNTS RECEIVABLE

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance.

PROPERTY AND EQUIPMENT

The Company records property and equipment at cost. Maintenance and repairs that do not add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains and losses on the disposal of property and equipment are included in the determination of other income and expenses. For the period from inception (August 31, 2018) to December 31, 2018, there are no gains or losses on the disposal of property and equipment.

Depreciation is provided for, on a straight-line basis, over the estimated useful lives ranging from 3 to 7 years for equipment. For the period from inception (August 31, 2018) to December 31, 2018, there was no depreciation expense.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company follows FASB ASC-360 and FASB ASC-820 for accounting for the impairments of or disposal of long-lived assets. An impairment loss is recognized only if the carrying amount of long-lived asset is not recoverable and exceeds its fair value. Fair value is defined as the exchange price in an orderly transaction between market participants to sell the asset in the market in which the Company would transact for the asset or most advantageous market for the asset. At December 31, 2018, no long-lived asset impairment existed.

ADVERTISING AND PROMOTION

The Company expenses advertising and promotion expenses as they are incurred. For the period from inception (August 31, 2018) to December 31, 2018, advertising and promotion expense was $63,215.

VEGASWINNERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (AUGUST 31, 2018) TO DECEMBER 31, 2018

(See Independent Accountants' Review Report)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates include, but are not limited to, revenue recognition, property and equipment valuation, and deferred income tax valuation. Actual results could differ from those estimates.

DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the management has evaluated events and transactions for potential recognition or disclosure through the date of the independent accountants' review report, which is the date the financial statements were available to be issued.

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2018, as represented on the balance sheet are detailed as follows:

Wells Fargo Bank	$ 134,719

NOTE 4 - FEDERAL INCOME TAXES

Tax year open under the statute of limitations is 2018. At December 31, 2018, federal income tax consisted of the following balances:

Current Income Tax Expense	$	-
Deferred Income Tax Benefit		21,397
Provision for Federal Income Tax Benefit	$	21,397

The net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes are reflected in deferred income taxes on the Balance Sheet, which were $21,397. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2018 are as follows:

Deferred Tax Asset Components:		
2018 Net Operating Loss (Expires 2038)	$	101,889
Deferred Tax Liability	(	-)
	$	101,889

VEGASWINNERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (AUGUST 31, 2018) TO DECEMBER 31, 2018

(See Independent Accountants' Review Report)

NOTE 5 - NOTES PAYABLE

At December 31, 2018, the Company had the following note payable:

Jericho Associates, Inc., Quarterly interest of 10.00% accrues through the maturity of the loan. The principal and accrued interest is to be repaid on October 2021. The loan is secured by Company assets,	$	237,214
Less: Current Portion	(	-)
Total Long-Term Portion	$	237,214

SUPPLEMENTARY FINANCIAL INFORMATION

VEGASWINNERS, INC.
PERCENTAGE ANALYSIS OF REVENUES AND EXPENSES
FOR THE PERIOD FROM INCEPTION (AUGUST 31, 2018) TO DECEMBER 31, 2018

(See Independent Accountants' Review Report)

	AMOUNT	% OF REVENUE
REVENUES	$ 11,877	100.00
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and Promotion	63,215	532.25
Meals and Entertainment	3,212	27.04
Office Expenses	410	3.45
Professional Fees	18,165	152.94
Website Design and Maintenance	25,674	216.17
	110,676	931.85
LOSS FROM OPERATIONS	(98,799)	(831.85)
OTHER INCOME AND (EXPENSE)		
Interest Income	18	0.15
Interest Expense	(4,714)	(39.69)
	(4,696)	(39.54)
LOSS BEFORE PROVISION FOR FEDERAL INCOME BENEFIT	(103,495)	(871.39)
PROVISION FOR FEDERAL INCOME TAX BENEFIT	21,397	180.15
NET LOSS	$ (82,098)	(691.24)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


VegasWinners

Online Sports Data and Analysis Business





⊘ Website   ● Las Vegas, NV   SPORTS

$162,452 raised ⓘ

183	12
Investors	Hours Left

$1.50	$6.38M
Price per Share	Valuation

Equity	$297.00
Offering Type	Min. Investment

INVEST NOW

⭐ This Offering is eligible
   for the StartEngine
   Owner's 10% Bonus

*This Reg CF offering is made available
through StartEngine Capital, LLC.*

VegasWINNERS is an online sports data, information, analyses, advice, and prediction business founded by Wayne Allyn Root: one of the most famous faces and brand names of online sports betting. The sudden legalization of sports gambling means that a flood of new amateur bettors will be in need of advice, analyses, and data that Wayne is uniquely positioned to provide.

Overview   Team   Terms   Updates ¹⁴   Comments   ♡ Follow

Reasons to Invest

● VegasWINNERS is positioned in the "Eye of the Storm" as sports gambling is about to explode

● Wayne Allyn Root is the leader in the space, he's been called: "The King of Vegas Gambling," "America's Oddsmaker," "The King of Sports Handicappers" and "The Face of Sports Gaming," by the media (CNBC)

● By 2020 there will be 7M legal gamblers in the US - we only need capture a small percentage of the total to be profitable (CNBC)

Bonus Rewards

Get rewarded for investing more into VegasWinners

$298+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary

section below.



Sports Gambling:

In the eye of the hurricane

OUR STORY

From the "Betting Whizkid" at age 16 to becoming the "King of sports handicappers"

Wayne Allyn Root made headlines as early as 16 years old when he made **6X his money betting quarters and half-dollars** in 1975 and successfully predicted an upset in the 1975 Super Bowl.

Root still has realized a nice chunk of money for a 16 year-old. In his first season of gridiron gambling, he won $48.20 and lost only $8 while betting quarters and half-dollars with his school friends.

VegasWINNERS aims to be the global leader in providing research, analyses, data and professional advice on the winning picks. VegasWINNERS' CEO, Wayne Allyn Root is already one of the most high-profile, awarded and trusted names in the sports gambling and advice/analysis industry.

With the fast-growing sports gambling business, VegasWINNERS is in the unique position to leverage Wayne's expertise, the media platform, and - now - great timing. The easiest way to explain this industry is to compare it to the stock

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Shout out on the website by Wayn
Root

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book "King of Vegas Guide to Gam
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$7,500 gift card 50% discount for li
VegasWINNERS Plus book "King of
Guide to Gambling" signed by autl
Wayne Allyn Root

advice/analysis industry on Wall Street. The Supreme Court's May 2018 decision legalizing sports gambling on a state by state basis made this into a new, modern version of Wall Street.

We believe millions of new amateur sports gamblers will need the advice, analysis, and guidance of a professional. By servicing the needs of millions of sports gamblers, Wayne Root and VegasWINNERS are looking to follow the model of the Merrill Lynch, Goldman Sachs or Charles Schwab in the sports gambling industry.

VegasWINNERS is in the eye of the hurricane with newly legalized sports gambling.

THE PROBLEM

Legal betting is intimidating and confusing, with no major players providing help

Wagering on sports is a national pastime but except for the occasional friendly bet between friends and those willing to bet illegally, the number of active participants has been greatly limited. Even with biggest names like **Disney**, the **NBA** and **Buffalo Wild Wings** flocking to partner with sports gambling companies, there is still a lack of simple analysis, advice, and information to help the millions of new entrants into the market.

Now that has all changed.



NHL
BASEBALL

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Investment

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$7,500 gift card + Rest of 2019/20 s
free 75% discount for life Plus sho
by Wayne Allyn Root on his nation
radio show Plus more! See terms

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Rest of 2019/20 season free + LIFE
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shoutout by Wayne Allyn Root on h
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shoutout by Wayne Allyn Root on h
national TV show Plus more! See te



THE SOLUTION

We do the research so the 7M+ sports bettors don't have to

Source: CNBC

VegasWINNERS' mission is to provide sports fans, both major bettors and those just joining the betting landscape, **the highest quality analysis, and handicapping advice**. VegasWINNERS analyzes and predicts sports event winners for sports bettors and simply charges a fee for these services. By offering a broad range of services, from affordable handicaps to custom packages for large bettors-- we aim to be one-stop-shop for this massive new bettor market.



FT
FINANCIAL TIMES

“Wayne Allyn Root is a Las Vegas legend”

The Financial Times

OUR TRACTION

Building off of 30+ years of industry leadership

Wayne has been a leader in this industry for 30+ years- when it was legal in only one state (Nevada), and almost no major media would accept sports gambling-related advertisements. Known as the leading sports handicapper in the country by CNBC, he has managed to produce millions of dollars in sales annually.

Now VegasWINNERS has the opportunity to build off of that momentum, and

provide millions of new amateur sports gamblers, with the information and professional advice they need.

As far as the **Development stage**, the VegasWINNERS website is live and operations will fully launch after raising the appropriate funds. Wayne conducted a small "test" in November and December of 2018 for the VegasWINNERS website. The site was well received, operated flawlessly and attracted thousands of viewers and hundreds of registered customers. The next step of the full launch includes increase spending on advertising to attract additional customers, making improvements to the website to enhance customer experience, introducing different levels of packages for purchase, and engaging third party collaborators on an as needed basis. The goal is to start advertising for VegasWINNERS in 2020.

Helmed by the "The Charles Schwab of the Weekend" - *The Wall Street Journal*


WAYNE ALLYN ROOT
THE MURDER OF THE MIDDLE CLASS
MONEY
Steve Forbes
Elizabeth Ames

As interviewed and profiled by hundreds of media


FOX NEWS Channel
CNBC
TIME
THE WALL STREET JOURNAL.
WSJ
The New York Times
BLAZE
FOX BUSINESS
CNBC EUROPE
CNN
Forbes
FORTUNE
Bloomberg
NBC
abc
CBS ENTERTAINMENT
BBC NEWS
CRAIN'S
Los Angeles Times
CNN


Money
What Achievers Read
Robb Report
TV GUIDE
emmy
INVESTOR'S BUSINESS DAILY
SUN NEWS
Entrepreneur
STARTUP MILLIONAIRE
USA TODAY



"Wayne's the king of sports handicappers, **he's the Warren Buffett of his world**."

Jim J. Cramer, Host CNBC

THE MARKET

A billion dollar industry with very few early movers

U.S. Sports Betting GGR by Channel (US$m) - Bull Case Projections

GGR (US$m)


6,000
5,000


4,000
3,000
2,000
1,000
0
2019
2020
2021
2022
2023
Online
Retail
Casino

Source: GamblingCompliance Research Services estimate

- Most every professional sports league is now capitalizing on the sports betting boom of 2019: NFL, NBA, NHL, MLB, NASCAR, PGA and UFC have all partnered with sports gambling companies.
- A report from the American Gaming Association and Nielsen project sports leagues could earn a total of $4.2B from legal betting.
- Fantasy Sports behemoths Draft Kings and Fan Duel have converted their billion-dollar companies into sports betting companies.
- FOX invested $200M into sports gambling (source).

THE BUSINESS MODEL

The potential for low overhead, 75% margins and millions of potential customers

Wayne has the proven ability to sell $100 daily packages to high-end players wagering thousands, even tens of thousands on a single event. The numbers and ability to scale with very little costs of goods could provide an exciting advantage over other competitors.

Based on our projections, it takes 100 customers purchasing the $100 daily package on the weekend to generate $10,000 per day, $20,000 per weekend. Now add in smaller, less expensive packages (ranging from $25 to $100) and weekday sales and that number could easily doubled to $40,000/week or $160,000 per month or more. And since it is advice that we are selling our cost of goods is only

month or more. And, since it is advice that we are selling our cost of goods is only the commission paid to the individual handicapper offering that advice, normally 25%, leaving a 75% gross margin.

Events to go big or go home

Several times a year, especially during peak sports periods like "The SuperBowl", "College Football Playoffs", "Final Four", and "World Series" we plan to host special events in Las Vegas featuring our handicappers and other sports personalities that can be expected to draw hundreds, even thousands of sports bettors.

THE VISION

We already have the brand name - now it's time to expand

Leveraging its lean model to scale quickly, VegasWINNERS goal is to generate income from the advice it provides, and also in the value of the database it is accumulating.   As the highly successful Internet companies have proven and exploited so well, this database will become a key part of our growth. From commissions on hotel rooms and shows to gambling or referral fees, our database will help us grow faster with previously untapped new revenue streams.

OUR TEAM

Experts in the field with decades of experience

As successful investors know "The key to success is the people." As you will see, VegasWINNERS has assembled an outstanding management team with extensive experience and a winning track record in every aspect of the business. Joining Wayne, is Howard Lefkowitz, COO & Chief Technology Officer, Douglas Miller, CFO, Hollis Barnhart, General Manager and Andrew Paul, VP of Sales, Marketing & Affiliate Deals.

Together, they bring decades of experience in the sports gambling industry, leading fortune 500 companies and top management experience.

WHY INVEST

Billions of dollars are bet illegally on the Super Bowl and March Madness annually - now, it's legal

Media experts have estimated that **$6 to $10 billion dollars** have been bet each year on just two sports events- the Super Bowl and March Madness. All of that betting was done while sports gambling was illegal in 49 states. **Now sports gamblers can bet LEGALLY in many states across the USA.**

We have the personalities, brand name, and management experience to look to build a huge business in this rapidly growing, niche market.

FAQ ─────────────────────────

You may have questions, we have answers!

How do investors get paid? And what is the exit strategy for investors?

There are a couple of different potential exit strategies that we believe are realistic options. First, each StartEngine investor will own shares of stock in VegasWINNERS, Inc., and as shareholders, may be eligible to receive dividends if the company generates income, the votes to declare them.

Second, the Company may look towards going public via IPO in the future.

A third possible exit strategy is the sale of the Company to a larger sports gaming, media, tech or database company where each Shareholder could receive a share of the proceeds derived from the sale.

What makes VegasWINNERS unique in this industry?

VegasWINNERS believes it is a leading company in providing professional research, analysis, data and professional advice to millions of sports bettors with a well-known brand name (Wayne Allyn Root), as its face, voice and "rainmaker". In conducting its business, the Company operates much like a stockbroker.

Wayne Allyn Root has 30+ years of experience in this industry. We believe his past experience as the man the media dubbed "The King of Vegas Sports Gambling" and
"America's Oddsmaker" gives the Company an immediate edge over the competition.

Personality, charisma and energy are "kings in the media." In this area, the Company also believes it has a huge advantage over the competition with Wayne Allyn Root as its driving force.

The Company is confident the future of Vegas WINNERS is bright with its team of Wayne Root, as its face, voice and RAINMAKER, and Howard Lefkowitz, the tech visionary, who helped build Vegas.com into an industry leader producing revenues of hundreds of millions of dollars annually, as the COO/CTO.

Are there any new developments or announcements to make regarding VegasWINNERS?

Yes, the Company is adding a new Board member- none other than Phil Hellmuth, the Poker Hall of Famer. Phil Hellmuth is regarded by many experts as the greatest poker player in the world. He owns the all-time record for holding 15 World Championships of Poker bracelets (no one else in history has more than 10) and the world record for the most cash finishes at the World Series of Poker (WSOP) and most final tables.

At age 24, Phil Hellmuth became the youngest person to ever win the World Series of Poker Main Event. He won WSOP championships in 1989, 92, 93, 97, 01, 03, 06, 07, 12, 15 and 2018 with career winnings in excess of $23 million. In 2007, Phil was elected to the Poker Hall of Fame.

The Company believes Phil Hellmuth (along with Phil Gordon and Mike "the Mouth" Matusow, the other poker legends on the Company's Board), will add major gambling and business insights to our decisions and strategy moving forward and bring instant celebrity, brand recognition, and major gambling fans to VegasWINNERS' platform.

How fast is sports gambling expanding?

Sports gambling is expanding incredibly quickly! State governments are seeking new avenues to generate revenues and see the massive tax dollars that can be generated through sports gambling. Sports gambling is seen as literally "money in the bank" for states, which are moving quickly to legalize sports gambling.

Colorado voters approved sports gambling in November, in December 2019, Michigan became the 20th state (plus Washington DC) to legalize sports gambling when Michigan's Governor signed the bill into law legalizing sports gambling. Michigan sportsbooks are racing to open for betting by March Madness

Michigan sportsbooks are racing to open for betting by March Madness.

In New Hampshire, in early January, the Governor placed the first sports bet in New Hampshire history to officially open New Hampshire for sports betting. In the first 24 hours over 6,000 residents registered to wager sports bets. See:

In California, 18 of California's Native American tribes have agreed on an initiative for California's ballot in November 2020 for voters to approve sports gambling.

In Illinois, where sports gambling has been approved, experts estimate there will be over 450,000 Illinois sports bettors ready to place legal bets. It is estimated that sports gambling revenues in Illinois will reach nearly $5.2 billion by 2023. See:

How important is Wayne Root to the viability of the company?

Although Wayne is very important to the Company, the Company has now obtained and will continue to obtain, the advice/predictions of many of the best, professional sports handicappers in the US. Eventually, the Company expects to offer the advice of 20 or more of the best sports betting experts in the United States. Wayne will be one of that group- although clearly with the highest-profile.

Meet Our Team



Wayne Allyn Root

Chairman, CEO, President, Secretary, Treasurer, and Spokesman

Wayne is a graduate of New York's prestigious Columbia University. He has enjoyed many successful careers in media, book publishing, entertainment, entrepreneurship and politics.

In the political world, Wayne catapulted to overnight success as the 2008 Libertarian Vice Presidential nominee. He went onto write multiple national bestselling political books, host a nationally-syndicated political talk radio show for USA Radio Network, and a national political television show on Newsmax TV- reaching over 70 million homes.

Wayne's sports gambling career started his career at age 16 when the media dubbed him "The Betting Whizkid" and "the next Jimmy the Greek."

By age 27, Wayne was TV partner with the famous Jimmy "The Greek" Snyder on Financial New Network (now known as CNBC). Wayne was Network Oddsmaker and NFL Analyst, as well as host of all of FNN Sports' pregame and postgame football shows, including "FNN NFL Zone" "Who Beat the Spread?" and "Fantasy Football Weekly." Wayne was also the lead anchorman for FNN Sports, anchoring up to five hours a day of their sports programming.

Lots has been spent on advertising, marketing, branding and promoting Wayne's name to sports gambling enthusiasts. Wayne's national TV football pregame show "Wayne Allyn Root's WinningEDGE" aired for nine years on popular national television networks such as Fox Sports Net, Comcast Sports Net, Superstation WGN, Discovery and Spike TV.

Before that Wayne was the star and revenue rainmaker of the sports handicapping pregame show "Proline" on USA TV Network for 10 years.

In 2006 Wayne became the only Vegas oddsmaker or sports handicapper ever awarded a star on the Las Vegas Walk of Stars. The Governor of Nevada presented Wayne's star at the ceremony. It was named "Wayne Root Day" in the state of Nevada and the city of Las Vegas. Wayne's 180-pound granite star sits in the sidewalk on Las Vegas Blvd along with Vegas legends like Elvis, Liberace, Frank Sinatra, Dean Martin, Sammy Davis Jr and Siegfield & Roy. See: https://en.wikipedia.org/wiki/Las_Vegas_Walk_of_Stars

Working at VegasWINNERS is his primary job



Hollis Barnhart
General Manager

Mr. Barnhart, a member of the UNLV Golf Hall of Fame, has spent his entire business career as an executive in the casino, sports gaming and handicapping industry. For most of those years Hollis was either GM, VP of Marketing, or Sales Manager for Wayne Allyn Root's sports handicapping companies. Hollis will serve this same role for VegasWINNERS. Hollis has a Hotel Management degree from UNLV and studied at Harvard Business School Executive Education. He is President of Las Vegas Business Development and has been a resident of Las Vegas since 1954. His marketing skills have been instrumental in the development and delivery of cutting-edge gaming concepts and programming. Working at VegasWINNERS is his primary job



Howard Lefkowitz
COO, CTO

Mr. Lefkowitz has enjoyed an extensive career directly related to his position with the company. As Vice President of Business Development and Internet Marketing at EarthLink, Lefkowitz was one of the first executives to forge partnerships among Internet and media players, including eBay, Amazon, Disney, CNN, CBS MarketWatch, Sam's Club, CompUSA, AAA, Sony Music and scores of others As President of the telemedia subsidiary of the Home Shopping Network he initiated the use of direct marketing technology tools to gauge, influence and manage consumer behavior and devised an innovation system to expedite sales while maximizing conversion, customer experience, and margin yield. Undoubtedly his most valuable experience as it relates to VegasWINNERS is the ten years Howard spent as CEO of VEGAS.com. Starting with a website and small team Howard re-engineered and grew it into the most visited city Web site in the world. Lefkowitz established a strong consumer brand focused on multiple revenue streams with a primary emphasis on e-commerce and advertising. Under his leadership VEGAS.com became a highly profitable, globally renowned brand with sales of nearly $400 MM annually. A highly regarded leader and innovator, Lefkowitz has been featured in hundreds of magazines, newspapers and television segments, including NBC Nightly News, ABC News, The Today Show, The New York Times, Los Angeles Times, Inc. Magazine, USA Today and many others. He works at



Douglas Miller
CFO

Doug has enjoyed a storied 40+ year career as an entrepreneur focused on start-up and turnaround companies. His first role after earning his MBA from Stanford University was as V.P. and General Manager of CETUS Corporation, one of the pioneering biotech companies that completed the first $100MM IPO in Wall Street history. Over the next decades, Doug was involved, usually as CEO, COO and/or CFO of more than twenty start-ups and turnarounds in a broad range of industries, three of which he took public. Doug has been Wayne's mentor for 35 years. He has agreed to come out of retirement to become the CFO of VegasWINNERS. Working at VegasWINNERS is his primary job



Phil Gordon
Director

Phil Gordon has led a "No Limits" life filled with adventure, challenges, entrepreneurship, and philanthropy. A National Merit Scholar who entered college at 15, Phil began his professional life as a computer scientist after earning his degree from Georgia Tech specializing in Artificial Intelligence. Phil was the lead commentator for Bravo's hit show, "Celebrity Poker Showdown", served as the ESPN.com Poker Analyst for five years, was a member of the World Series of Poker Player Advisory Committee, and has written four poker books with nearly 500k copies in print in multiple languages, including the classic Phil Gordon's Little Green Book. Phil's poker tournament winnings are in excess of $3 million, including a win on the World Poker Tour at the Bay 101 Shooting Star and World Poker Tour Aruba. Phil is the founder and CEO of Chatbox.com. Chatbox is a platform that gives businesses a way to build, operate, and automate personalized messaging experiences for their customers. Chatbox was founded in April 2014 and employs 20 in Seattle. Investors include Graham Holdings, Robert Goldstein (Gotham Capital), Mattias Westman (Prosperity Capital), John Rogers (Ariel Investments), Sue Decker (Berkshire Hathaway/Intel/Costco Board), and more. He works at VegasWINNERS 1-2 hrs a week. His primary job is CEO at Chatbox.com

VegasWINNERS 20 hrs a week.
His primary job is CEO at aXcess
Health, LLC.

  

Mike Matusow	**Todd Franklin Kobrin**	**Phil Hellmuth**
Director	Director	Director

Michael Matusow (born April 30, 1968 in Los Angeles, California) is an American professional poker player residing in Henderson, Nevada. Matusow's nickname of "The Mouth" reflects his reputation for trash-talking at the poker table. He is also known for sometimes ruining hours or days of good play with a single misjudgment (known as a "Mike Matusow Blow-up" or "Mike Matusow Meltdown"). Matusow began playing poker seriously in the early 1990s, first while working as a poker dealer, then as a professional player.[4] His successes include being a four-time World Series of Poker bracelet winner and the winner of the 2005 World Series of Poker Tournament of Champions. At the 1998 World Series of Poker (WSOP), Matusow paid part of Scotty Nguyen's entrance fee into a satellite event for the $10,000 no limit Texas hold 'em Main Event. Nguyen went on to win, and gave $333,333 to Matusow in return for his partial stake.[9][10] In 1999, Matusow won his first WSOP bracelet, winning the $3,500 No Limit Hold'em event defeating Alex Brenes heads-up to win the title. In 2001, he finished 6th place in the WSOP $10,000 no limit Hold 'em main event. Matusow says that the decisive hand was when he was bluffed by eventual champion Juan Carlos Mortensen, but did not trust his instincts to call. At the 2002 WSOP, Matusow won his second bracelet by winning the $5,000 Omaha Hi-Low Split 8 or Better event. He defeated fellow professional poker player Daniel Negreanu to win the tournament. In the 2005 WSOP,

Mr Kobrin was raised in Las Vegas but lived in Europe & Asia from 1989 - 2014. He is an iGaming veteran having worked in the industry since 2005 having helped key leadership roles at 888 Holdings: VP & Head of 888sport, VP of EMEA, Asia & US. Since 2015 he has consulted for such companies Station Casinos, MGM, Caesar's, 888 & Unibet. Since May 2019 the CEO of Oddsium.

He works at VegasWINNERs 1-2 hours a week. CEO at Oddsium is his primary job.

Poker Hall of Famer Phil Hellmuth is regarded by experts as the greatest poker player in the world. He holds the all-time record for holding 15 World Championships of Poker bracelets (no one else in history has more than 10). He holds the world record for the most cash finishes at the World Series of Poker (WSOP) and most final tables. At age 24 he became the youngest person to ever win the World Series of Poker Main Event. He won WSOP championships in 1989, 92, 93, 97, 01, 03, 06, 07, 12, 15 and 2018.

His career winnings top $23 million. In 2007, Phil was elected to the Poker Hall of Fame.

Known as "the Poker Brat" for his colorful personality, Phil has won more than 50 major tournaments- including the European Poker Championships, NBC Heads-Up Championships, and won the Poker Player of the Year honors.

Phil's book, "Play Poker Like the Pros" was a New York Times bestseller. His mobile game "Hellmuth's Hold-Em" has been downloaded over 1.35 million times around the world.

Phil has Chaired or emceed poker charity events that have raised $56 million for charity, including Eva Longoria's "Eva's Heroes," "the Clinton Global Initiative," and "Ante Up for Africa." He has visited US troops in the Middle East on a USO Tour. He and his wife give actively to Helfer International, an organization that benefits developing villages in the world's poorest countries.

Matusow finished 9th out of 5,619 players in the main event, winning $1,000,000. Several months later, he won the WSOP Tournament of Champions in a heads-up battle against Hoyt Corkins, earning another $1,000,000 in the process, making him the first player to win two million dollar prizes in the same year. He also placed third in the Tournament of Champions the following year, winning $250,000. At the 2008 World Series of Poker, Matusow won a third bracelet in the $5000 No Limit 2–7 Draw with rebuys event defeating Jeff Lisandro heads up for the $537,862 first prize. Later in the same year he finished 30th out of 6,844 players in the Main Event, making yet another deep run in the Main Event. Matusow won his fourth bracelet in 2013 in the $5,000 Seven Card Stud Hi-Lo Split 8 or Better tournament, defeating Matthew Ashton heads-up and earning $266,503. His primary job is poker playing. He works at VegasWINNERs 1-2 hours a week.

He works at VegasWINNERs 1-2 hours a week.

Offering Summary

Company : VegasWINNERS Inc.

Corporate Address : 1930 Village Center Circle Suite 3-376, Las Vegas, NV 89134

Offering Minimum : $9,999.00

Offering Maximum : $1,069,999.50

Minimum Investment Amount (per investor) : $297.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 6,666

Maximum Number of Shares Offered : 713,333

Price per Share : $1.50

Pre-Money Valuation : $6,375,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks* and Investment Bonuses

Early Bird

First 7 days - 10% bonus shares

Next 7 days - 5% bonus shares

Volume

$300+

- $150 gift card at VegasWINNERS
- PLUS Shout out on the website by Wayne Allyn Root

$500+

- $350 gift card at VegasWINNERS
- PLUS Shout out on the website by Wayne Allyn Root

$1,000

- $750 giftcard at VegasWINNERS
- PLUS Shout out on website by Wayne Allyn Root
- Plus book "King of Vegas Guide to Gambling" signed by author Wayne Allyn Root

$2,500+

- $2,000 gift card at VegasWINNERS
- Plus book "King of Vegas Guide to Gambling" signed by author Wayne Allyn Root

$5,000+

- $4,000 gift card at VegasWINNERS
- Plus book "King of Vegas Guide to Gambling" signed by author Wayne Allyn Root

$10,000+ (5% bonus shares)

- $7,500 gift card
- 50% discount for life at VegasWINNERS
- Plus book "King of Vegas Guide to Gambling" signed by author Wayne Allyn Root

$25,000+ (10% bonus shares)

- $7,500 gift card + Rest of 2019/20 season free
- 75% discount for life
- Plus shoutout by Wayne Allyn Root on his national radio show
- Plus books "King of Vegas Guide to Gambling" and national bestseller "The Power of Relentless" both signed by author Wayne Allyn Root

$50,000 (15% bonus shares)

- Rest of 2019/20 season free + LIFETIME of products free at VegasWINNERS
- Plus shoutout by Wayne Allyn Root on his national TV show
- Plus books "King of Vegas Guide to Gambling" and national bestseller "The Power of Relentless" both signed by author Wayne Allyn Root
- Plus V.I.P. dinner in Las Vegas with Wayne Allyn Root

$100,000 (15% bonus shares)

- Rest of 2019/20 season free + LIFETIME of products free at VegasWINNERS
- Plus shoutout by Wayne Allyn Root on his national TV show
- Plus books "King of Vegas Guide to Gambling" and national bestseller "The Power of Relentless" both signed by author Wayne Allyn Root
- Plus V.I.P. dinner in Las Vegas with Wayne Allyn Root
- Plus Spend day with Wayne, including V.I.P. visit to set of Wayne's national TV and radio shows

*All perks are cumulative except the gift card value which is the one giftcard associated with the individual perk tier. All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

VegasWINNERS Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 common stock shares, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Some Good News During aTough Time

23 hours ago

We all need some cheering up during this frightening Coronavirus health and business crisis.

This could be the worst crisis of all of our lifetimes.

And as we all know, the news has been nonstop bad after bad.

It's always good to share positive news.

Finally, a bit of fantastic news for anyone investing or considering investing in our company, VegasWINNERS Inc.

Our business model revolves around the NFL Season.

That's why I designed my business to officially start in September2020- to coincide with the start of the 2020 NFL season.

I've personally been in the sports analysis and advice business for over 30 years.

The media's dubbed me, "The King of Vegas Sports Gambling."

In all those many decades of experience, I found NFL football to dominate our sales and revenues.

Football was a consistent 70% of our sales for all those years.

That's why the breaking news is so fantastic and positive.

This news portends a decade of consistent peace and prosperity for the sports gaming industry- which revolves around NFL betting.

A new NFL labor deal has been approved by the NFL owners and NFL Players Union.

See:

https://www.cnbc.com/2020/03/15/nfl-players-group-approves-labor-deal-that-includes-pay-increases.html

It guarantees peace and prosperity for the next 10 years.

Plus the deal adds a very valuable extra week of NFL games- which translates to another week of football betting revenues.

Plus the deal adds an expanded NFL playoff format- which adds more games and therefore more betting revenues.

This all potentially adds up to 10 years of dramatic sports gambling expansion and more opportunity to drive revenues and profits.

It's perfect synergy- because it comes at the same time that legal sports gambling is expanding to many different states.

Legal sports gambling is built around the NFL.

"The NFL is King" and will always account for the largest share of sports betting business in the USA.

And the NFL just guaranteed peace and prosperity through 2030.

I believe our company VegasWINNERS Inc. was a big beneficiary of this deal just announced today.

Please be safe and healthy during this Coronavirus crisis.

Also, please keep in mind, our company is 100% online. We have no retail operations that have to be shut down in a crisis like this.

All of our staff works at home under normal circumstances.

And in the long run, I believe this tragic crisis will lead to more Americans appreciating a new form of entertainment- online sports gambling.

It's a form of entertainment that can be done in your home, by yourself, with no crowds, no touching of paper money. It's safe and sanitary. And its great for the environment- no travel required, so no gas used, no cars polluting environment. It'll done from the safety of your home.

One last bit of advice in the middle of the Coronavirus crisis...

I've learned one thing above all others in my lifetime- ALWAYS BET ON AMERICA.

We will come out of this terrible and frightening time tougher and better than ever before.

And VegasWINNERS now has an exciting platform guaranteed in place for this Fall...

And the next decade of Fall football seasons.

WAR

Wayne Allyn Root, Founder & CEO

VegasWINNERS Inc.

Notice of Funds Disbursement

15 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, VegasWinners has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in VegasWinners be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

New Jersey Sports Betting Revenues Explode Upward

28 days ago

More proof of the success of sports gambling as it expands nationwide. New Jersey just announced $540 million in sports gambling handle in January 2020. That's up 185% over January 2019. Gross revenues nearly tripled to $53.6 million. Most importantly, of that $540 MM total, $470 million was wagered online.

VegasWINNERS is in the business of supplying services and professional advice to online sports gamblers. New Jersey's success is more proof of how fast the market is expanding.

See:

https://www.gambling911.com/New-Jersey-Sports-Betting-News.html

Every Pro Team in Atlanta Supports Legal Sports Gambling in Georgia

about 1 month ago

What a dramatic "sea change" in America- more proof of the acceptance for legalization and expansion of sports gambling. Read about an event in Atlanta, Georgia this week with every professional sports team announcing support for legalized sports gambling in the state of Georgia- with representatives of Atlanta Falcons (NFL), Braves (Major League Baseball), Hawks (NBA), United (soccer). As each state legalizes sports gambling, millions of new amateur bettors (ie customers) are created. All of them need professional guidance, data and advice. That's exactly what our company VegasWINNERS provides.

See:

https://www.gambling911.com/Atlanta-Pro-Sports-Teams-Join-Forces-to-Support-Legalized-Sports-Betting.html

Sports Betting Booming So Much, Projections Accelerate

about 1 month ago

Union Gaming Global Research has just released a new report on the outlook for the sports betting industry. See:

https://uniongaming.bluematrix.com/sellside/EmailDocViewer?encrypt=90365057-526c-4c0f-b6b0-40ed6a847e67&mime=pdf&co=uniongaming&id=mtoney@goldennugget.com&source=mail

Based on two major sports gambling deals announced in the past few days; fast track mainstream acceptance; investor enthusiasm and their projection of sports gambling legalization in 43 states, they have upgraded their U.S. Sports Betting Model to $9.4 BB by 2025, up from $8 BB.

Their closing conclusion bears reading...

"We believe there is so much momentum, consumer demand, and sports interest today, to doubt broad acceptance in the next five years."

Sports Betting is Thriving

about 1 month ago

More good news about the success of sports gambling coming from all over the country. A few stories:

Record setting year for sports gambling in Nevada with $5.3 BB in bets and win of $329.14 MM. See:

https://www.cardplayer.com/poker-news/24636-nevada-casinos-close-out-2019-with-1-058-billion-win

Nevada sportsbooks took in 2nd highest revenue in history on 2020 Super Bowl notching $154.67 MM handle. See:

https://www.casino.org/news/nevada-sportsbooks-won-super-bowl-with-near-record-handle-hold/

In New Jersey, the betting rose more than 50% year-to-year on the Super Bowl:

https://www.njonlinegambling.com/bettors-beat-nj-sportsbooks-super-bowl-54/

Connecticut lawmakers unveil expansive Sports Betting Bill. See:

ttps://sportshandle.com/sports-betting-connecticut-session

Maryland lawmakers look at legal sports gambling. See:

https://sportshandle.com/maryland-sports-betting-support/

COVER of Wall Street Journal Today Thursday 1/30/20

about 1 month ago

What a week! The explosion and expansion of sports gambling is the hottest topic in the world of finance.

It was the story on the cover of Barron's last Friday.

Today (Thursday 1/30/20) it's the cover story of the Wall Street Journal. The WSJ story explains the key to this new exploding industry- "customer acquisition."

Every casino, racetrack and sports book in America is focused on finding new online and mobile sports betting customers. Preferably younger males.

That's the specific business VegasWINNERS is in.

Our TV ads and TV shows will attract sports bettors to register and play. And as CEO of the Company, and a media personality and TV host, it's my particular talent, and the business I've been in for 30+ years.

See today's WSJ cover story:

https://www.wsj.com/articles/penn-national-gaming-to-buy-minority-stake-in-barstool-sports-11580274060

More Big News in Media

about 2 months ago

More great news for VegasWINNERS in media about the marriage between sports and gambling.

Penn Gaming, a major Vegas gaming company has agreed to buy a minority interest in an online sports blog for $163 million in cash and stock. Why? Read what the President of Penn Gaming has to say...

"With its leading digital content, well-known brand and deep roots in sports betting, Barstool Sports is the ideal partner for Penn National and will enable us to attract a new, younger demographic, which will nicely complement our existing customer database," said Penn President and CEO Jay Snowden.

In other words any company that has a database of sports fans is the perfect buyout candidate for an online gaming company. Read the story below:

https://www.reviewjournal.com/business/casinos-gaming/penn-national-invests-163m-in-barstool-sports-blog-partnership-1945868/

26 million Americans will wager $6.8 billion on Sunday's Super Bowl!

about 2 months ago

More great news for our company VegasWINNERS. Sports gambling is in the news everywhere.

Read the latest update from the American Gaming Association. Sports betting is exploding because of legalization. A few highlights from the latest AGA press release:

Here is the American Gaming Association's (AGA) latest survey on Americans' betting plans for Super Bowl LIV.

Since last year's big game, legal sports betting in the U.S. has nearly doubled to 14 active markets, with seven more close behind. The findings of today's research reflect this expansion: A record **26 million American adults plan to wager approximately $6.8 billion** on the NFL championship between the Kansas City Chiefs and San Francisco 49ers. You can read coverage of the release in CNBC, ESPN, and Fox Business.

What makes this Super Bowl noteworthy is that millions of Americans, many of whom have historically bet through the illegal market, will be able to legally place a bet in their home states for the first time. This marks a critical departure from Americans relying on the offshore, illegal market that offers no protections for consumers or games.

The growth also aligns with the NFL's second annual ratings bump. Previous AGA research found that 75 percent of NFL bettors are more likely to watch a game they have wagered on.

Barron's features COVER STORY about explosion of sports gambling.

about 2 months ago

These are exciting times for the sports gambling industry and our new Company VegasWINNERS. See the Barron's COVER STORY from Friday January 24th about the explosion and expansion of sports gambling nationwide. It is titled: "Sports Gambling Will Be a Huge Opportunity. Bet on These Stocks." It supports everything we have reported about sports gambling.

The key sentence in this detailed Barron's story is: "Sports betting- and in particular, online sports wagering from mobile phones- has quickly become the hottest trend in the U.S. gambling industry."

Remember, VegasWINNERS is a Company providing online analysis, research, data, guidance and professional advice for 7 million active amateur sports gamblers in the USA.

Click here to view COVER STORY at Barron's:

https://docs.google.com/document/d/1838sANYkxjkx18MiZ79a-GEb5OV2zd0QVB5mztegHXo/edit#heading=h.gjdgxs

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Christie Silva SE OWNER   40 INVESTMENTS   INVESTED   21 days ago
When will the business be profitable?

Ronald Dilks SE OWNER   19 INVESTMENTS   INVESTED   a month ago
There's a lot of great momentum and excitement building for Vegas Winners..!! I'm so glad I'm aboard...!!! I will be investing more soon..!!

Regards,
Ronald Dilks

Jacqueline Henry 3 INVESTMENTS   3 months ago
Who is Draft Kings this is another sports betting business I heard about.

Edmond Haxhari SE OWNER   13 INVESTMENTS   3 months ago
Hello.I believe the sport betting will grow so much in United States I am 100% sure about it. what is your Company doing do be leader on getting the new players to sign in your website. I am

going to invest on your company for sure but i am not sure how much at this time. I do need to research more about your company. I believe on you, i am not sure how much to believe on your business where i will invest the money. i will like to have access to your website for a full week to see what you offer. Thank You and good Luck

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Wayne Allyn R.:
Hello. My name's Wayne Allyn Root. Welcome to my Start Engine page. I'm here to introduce you to an exciting new investment opportunity called Vegas Winners Incorporated. I started as an NFL Analyst and Network Oddsmaker for Financial News Network, now known as CNBC. I was Jimmy "the Greeks" television partner. Over the next three decades, I was acclaimed as the man, the media called America's Oddsmaker and The Face of Las Vegas Sports Gambling. I even became the only person in the history of the sports gambling industry, awarded a 180 pound granite star on the Las Vegas Walk of Stars alongside Vegas legends like Elvis, Frank Sinatra, Liberace, Dean Martin, Sammy Davis Jr, Siegfried & Roy. What an honor.

Wayne Allyn R.:
Today I'm making sports gambling the centerpiece of my life again, and the reason why is simple. While I've dedicated a good portion of my life to being America's Oddsmaker, legal sports betting has up until now, only been allowed in a fraction of the country. Actually, just one state, Nevada. Little Nevada. That all changed in May of 2018. That month, the Supreme Court decision allowed states to legalize sports betting and it's already begun sweeping the nation. 20 states have already legalized sports gambling and all but five out of 50 states have legislation pending. The first state to legalize under the new law was New Jersey and they've already exceeded Nevada multiple times in monthly betting revenues. And CNBC estimates there are now over seven million sports betters in America with the number expected to grow dramatically as more states begin accepting wagers.

Wayne Allyn R.:
And it's not just fans who are flocking to this market. The biggest brand names in American business are buying in as well. Disney, ESPN, Fox Sports, the NFL, NBA, NHL, Major League Baseball, NASCAR, and even Buffalo Wild Wings are all investing in or partnering with sports betting organizations. That's naming just a few.

Wayne Allyn R.:
This is where Vegas Winners comes in. We're building Vegas Winners to provide professional analysis and advice to the millions of fans and betters entering this growing market. The business of Vegas Winners is very simple. We mirror the model of stock brokerage firms on Wall Street. Vegas Winners analyzes and predicts the winners of sports events for sports betters for a fee just like Merrill Lynch, Goldman Sachs, JP Morgan or Charles Schwab analysts give stock advice to investors for a fee.

Wayne Allyn R.:
My business model is simple. Let millions of sports gamblers know we exist, point them to vegaswinners.com, win for them, educate them, empower them, entertain them and pamper them with the best customer service in the industry. At Vegas Winners, the customer is always number one. That's how we make them lifetime customers. Then they'll come back again and again to buy professional winning points per device from Vegas Winners. It's not a new concept. I've done it successfully almost my entire adult life.

Wayne Allyn R.:

What is new though is the ability to leverage our expertise and brand awareness to become a one-stop shop for the millions of America's amateur sports betters all with the touch of a button. And to be able to do it in many states legally and to have many different TV networks now available to advertise and promote to those millions of potential customers because it's all legal now. That's all new and exciting. With the potential for low overhead and high margins, we hope to scale this business quickly while continuing to provide the best quality research data and winning advice.

Wayne Allyn R.:

My name Wayne Allyn Root is on the site. My name is on the company. I'll serve as chairman, CEO, chief rainmaker and chief bottle washer. I've assembled a world-class management team including Howard Lefkowitz, who was the CEO and chief builder of vegas.com. Under his leadership, vegas.com became the most popular one-city travel site in the world and reached hundreds of millions of dollars in revenues. Howard will serve as my chief operating officer and chief technology officer. My board includes two of the most famous and mega successful poker players on the planet, Phil Gordon and Mike "The Mouth" Matusow, as well as Todd Franklin Coburn who has successfully launched [I-Gaming 00:04:07] Brands in more than 40 countries and dramatically increased value for shareholders at I-Gaming brand names.

Wayne Allyn R.:

Our pledge is, we will always fight harder than anyone else on the planet to win for you. Our motto is Vegas Winners because winning isn't everything, it's the only thing. Now we turn to the crowd to help us achieve our goals. For as little as $300 you can be a shareholder, a partner, an investor in Vegas Winners. I look forward to being in this exciting business with all of you. Have yourselves a healthy, happy, and prosperous day. Best wishes, and God bless.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



040105



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	**20180386233-66**
Barbara K. Cegavske	Filing Date and Time
Secretary of State	**08/31/2018 10:32 AM**
State of Nevada	Entity Number
	E0412372018-5

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	VEGASWINNERS INC.

2. Registered Agent for Service of Process: (check only one box)

☐ Commercial Registered Agent: _____
Name

☒ Noncommercial Registered Agent (name and address below)   **_OR_**   ☐ Office or Position with Entity (name and address below)

WAYNE ALLYN ROOT
Name of Noncommercial Registered Agent   **OR**   Name of Title of Office or Other Position with Entity

2505 ANTHEM VILLAGE #318	HENDERSON	Nevada	89052
Street Address	City		Zip Code
		Nevada	
Mailing Address (if different from street address)	City		Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:*	Par value per share: $	Number of shares *without par value:*	1000

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) WAYNE A ROOT
Name

2505 ANTHEM VILLAGE #318	HENDERSON	NV	89052
Street Address	City	State	Zip Code

2) _____
Name

Street Address	City	State	Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)

The purpose of the corporation shall be:
ANY LEGAL PURPOSE

6. Benefit Corporation: (see instructions)

☐ Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

WAYNE A ROOT	**X** WAYNE A ROOT
Name	Incorporator Signature

2505 ANTHEM VILLAGE #318	HENDERSON	NV	89052
Address	City	State	Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X WAYNE ALLYN ROOT	8/31/2018
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity	Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 1-5-15



SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, Barbara K. Cegavske, the duly elected and qualified Nevada Secretary of State, do hereby certify that **VEGASWINNERS INC.**, did on August 31, 2018, file in this office the original Articles of Incorporation; that said Articles of Incorporation is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on August 31, 2018.

Barbara K. Cegavske

Barbara K. Cegavske
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20180831-1116

(PROFIT) INITIAL/ANNUAL LIST OF OFFICERS, DIRECTORS AND STATE BUSINESS LICENSE APPLICATION OF:

ENTITY NUMBER

VEGASWINNERS INC.	E0412372018-5

NAME OF CORPORATION

FOR THE FILING PERIOD OF **AUG, 2018** TO **AUG, 2019**



100103

USE BLACK INK ONLY - DO NOT HIGHLIGHT

YOU MAY FILE THIS FORM ONLINE AT www.nvsilverflume.gov

☐ Return one file stamped copy. (If filing not accompanied by order instructions, file stamped copy will be sent to registered agent.)

IMPORTANT: Read instructions before completing and returning this form.

1. Print or type names and addresses, either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. There must be at least one director. An **Officer** must sign the form. _FORM WILL BE RETURNED IF UNSIGNED._

2. If there are additional officers, attach a list of them to this form.

3. Return the completed form with the filing fee. Annual list fee is based upon the current total authorized stock as explained in the Annual List Fee Schedule For Profit Corporations. A $75.00 penalty must be added for failure to file this form by the deadline. An annual list received more than 90 days before its due date shall be deemed an amended list for the previous year.

4. State business license fee is $500.00/$200.00 for Professional Corporations filed pursuant to NRS Chapter 89. Effective 2/1/2010, $100.00 must be added for failure to file form by deadline.

5. Make your check payable to the Secretary of State.

6. **Ordering Copies:** If requested above, one file stamped copy will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. A **copy fee of $2.00 per page** is required for **each additional copy** generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.

7. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, Nevada 89701-4201, (775) 684-5708.

8. Form must be in the possession of the Secretary of State on or before the last day of the month in which it is due. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties. Failure to include annual list and business license fees will result in rejection of filing.

Filed in the office of _Barbara K. Cegavske_ Barbara K. Cegavske Secretary of State State of Nevada	Document Number **20180386234-77**
	Filing Date and Time **08/31/2018 10:32 AM**
	Entity Number **E0412372018-5**

(This document was filed electronically.)
ABOVE SPACE IS FOR OFFICE USE ONLY

CHECK ONLY IF APPLICABLE AND ENTER EXEMPTION CODE IN BOX BELOW

☐ Pursuant to NRS Chapter 76, this entity is exempt from the business license fee. Exemption code: ☐

NOTE: If claiming an exemption, a notarized Declaration of Eligibility form must be attached. Failure to attach the Declaration of Eligibility form will result in rejection, which could result in late fees.

☐ This corporation is a publicly traded corporation. The Central Index Key number is: ☐

☐ This publicly traded corporation is not required to have a Central Index Key number.

NRS 76.020 Exemption Codes
001 - Governmental Entity
006 - NRS 680B.020 Insurance Co.

NAME	TITLE(S)
WAYNE A ROOT	**PRESIDENT** (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
2505 ANTHEM VILLAGE NUMBER 318	HENDERSON	NV	89052-5548

NAME	TITLE(S)
WAYNE A ROOT	**SECRETARY** (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
2505 ANTHEM VILLAGE NUMBER 318	HENDERSON	NV	89052-5548

NAME	TITLE(S)
WAYNE A ROOT	**TREASURER** (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
2505 ANTHEM VILLAGE NUMBER 318	HENDERSON	NV	89052-5548

NAME	TITLE(S)
WAYNE A ROOT	**DIRECTOR**

ADDRESS	CITY	STATE	ZIP CODE
2505 ANTHEM VILLAGE NUMBER 318	HENDERSON	NV	89052-5548

None of the officers or directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X WAYNE A ROOT

Signature of Officer or Other Authorized Signature

Title	Date
PRESIDENT	8/31/2018 10:32:23 AM

Nevada Secretary of State List Profit
Form: 100103   Revised: 7-1-17



SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

VEGASWINNERS INC.
Nevada Business Identification # NV20181627499

Expiration Date: August 31, 2019

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on August 31, 2018

Barbara K. Cegavske

Barbara K. Cegavske
Secretary of State

You may verify this license at www.nvsos.gov under the Nevada Business Search.

License must be cancelled on or before its expiration date if business activity ceases.
Failure to do so will result in late fees or penalties which by law <u>cannot</u> be waived.

 

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

VEGASWINNERS, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 3 is amended as follows:

The Corporation is authorized to issue an additional 10,000,000 Shares of Common Stock at no par value.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: _____1,000_____

4. Effective date and time of filing: (optional)   Date: _____   Time: _____

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.   Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

BY LAWS
OF
VEGASWINNERS INC.,
A Nevada Corporation

ARTICLE I

OFFICES

1.1.   **PRINCIPAL OFFICE.** The location of the Corporation's principal executive office shall be as designated at the end of this paragraph. The Board of Directors may change the location of the principal executive office to any place within or outside of Nevada. If the principal executive office is located outside of Nevada and the Corporation has one or more business offices in Nevada, the Board of Directors shall fix and designate a principal business office in Nevada.

The principal executive office is located at 2505 Anthem Village #318, Henderson, Nevada 89052.

1.2.   **OTHER OFFICES.** Branch or subordinate offices may be established at any time and at any place by the Board of Directors.

ARTICLE II

MEETINGS OF SHAREHOLDERS

2.1.   **PLACE OF MEETINGS.** Meetings of shareholders shall be held at any place within or outside of Nevada designated by the Board of Directors and stated in the notice of the meeting. If no place is so specified, shareholders' meetings shall be held at the Corporation's principal executive office.

2.2.   **ANNUAL MEETING.** Annual meetings of the shareholders shall be held on the date and time specified below. However, if this date falls on a legal holiday, then the meeting shall be held at the same time and place on the next succeeding full business day. At this meeting, directors shall be elected and any other proper business within the power of the shareholders may be transacted.

Date: August 31

Time: 12:00 PM

2.3.   **SPECIAL MEETINGS; HOW CALLED.** A special meeting of the shareholders may be called at any time by any of the following: the Board of Directors, the Chairman of the Board, the President, any Vice-President, or one or more shareholders holding shares that in the aggregate are entitled to cast no less than ten percent (10%) of the votes at that meeting. For special meetings called by anyone other than the Board of Directors, the person or persons calling the meeting shall make a request in writing to the chairman of the board, the president, vice-president or secretary, specifying a time and date for the proposed meeting (which is not less than thirty five (35) nor more than sixty (60) days after receipt of the request) and the general nature of the business to be transacted. Within twenty (20) days after receipt, the officer receiving the request shall cause notice to be given to the shareholders entitled to vote at the meeting. The notice shall state that a meeting will be held at the time requested by the person(s) calling the meeting, and shall state the general nature of the business proposed to be transacted. If notice is not given within twenty (20) days after receipt of the request, the person or persons requesting the meeting may give the notice or the superior court of the proper county shall order the giving of notice, after notice to the Corporation giving it an opportunity to be heard. Nothing in this paragraph shall, limit, fix, or affect the time or notice requirements for shareholder meetings called by the Board of Directors.



1

2.4. **NOTICE OF MEETINGS; TIME AND CONTENTS**. Notice of meetings of shareholders shall be sent or otherwise given not less than ten (10) nor more than sixty (60) days before the meeting date. The notice shall specify the place, date, and hour of the meeting. It shall also state: (a) for special meetings, the general nature of the proposed business; or (b) for annual meetings, those matters which the Board of Directors at the time of giving the notice intends to present for action by the shareholders. If directors are to be elected, the notice shall include the names of all nominees and, persons whom the Board intends to present for election, as of the date of the notice. The notice shall also state the general nature of any proposed action at the meeting to approve:

(a)   A transaction in which a director has a financial interest, within the meaning of the Nevada Revised Statutes;

(b)   An amendment of the Articles of Incorporation under the Nevada Revised Statutes;

(c)   A conversion under the Nevada Revised Statutes;

(d)   A reorganization under the Nevada Revised Statutes;

(e)   A voluntary dissolution of the corporation under the Nevada Revised Statutes; or

(f)   A distribution in dissolution that requires approval of the outstanding shares under the Nevada Revised Statutes.

The manner of giving notice and the determination of shareholders entitled to receive notice shall be in accordance with these Bylaws.

2.5. **MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE.** Notice of any shareholders' meeting shall be given either: (a) personally; or (b) by first-class mail or by telegraphic or other written communication, charges prepaid, addressed to the shareholder at the address appearing on the' Corporation's books or supplied by the shareholder for purposes of notice. If the Corporation has no such address for a shareholder, notice shall be either: (a) sent by first-class mail addressed to the shareholder at the Corporation's principal executive office; or (b) published at least once in a newspaper of general circulation in the county where the Corporation's principal executive office is located. Notice is deemed to have been given at the time it was delivered personally, deposited in the mail, or sent by other means of written communication.

If the notice or report mailed to a shareholder at the shareholder's address (as specified in the preceding paragraph) is returned marked "unable to deliver" at that address, subsequent notices or reports shall be deemed to have been duly given without further mailing if the Corporation holds the document available for the shareholder on written demand at its principal executive office for one (1) year from the date on which the notice or report was sent to the other shareholders.

An affidavit, certificate, or declaration of mailing (or other authorized means of delivery) of any notice of shareholders' meeting, report, or other document sent to shareholders shall be executed by the corporate secretary, assistant secretary, or transfer agent, and filed in the corporation's minute book.

2.6. **ADJOURNED MEETINGS; NOTICE.** Shareholders' meetings (either annual or special) may be adjourned from time to time by a vote of the majority of the shareholders represented at that meeting in person or by proxy, whether or not a quorum is present. However, in the absence of a quorum, no other business may be transacted, except as specifically authorized in these Bylaws.

If a meeting is adjourned to another time or place, new notice is not required if the new time and place were announced at the original meeting, unless: (a) the board sets a new record date for the adjourned meeting after the close of the original meeting; or (b) the adjournment is for more than forty five (45) days from the original meeting date. The new notice shall be given to the shareholders of record as of that date, in the same manner as other

notices of meetings. At an adjourned meeting, the Corporation may transact any business that would be proper at the original meeting.

2.7. **WAIVER OF NOTICE OR CONSENT BY ABSENTEES.** The transactions of any shareholders' meeting, either annual or special, however called and noticed and wherever held, shall be as valid as though they were had at a meeting duly held after' regular call and notice, if a quorum is present either in person or by proxy, and if each person entitled to vote but not present at the meeting signs a written waiver of notice, a consent to the meeting, or an approval of the minutes. Shareholders' signatures may be obtained either before or after the meeting. The waiver of notice or consent need not specify either the intended business or the purpose of the meeting, except that if action is taken or proposed to be taken regarding any of the matters specified in the Nevada Revised Statutes (and listed above in the paragraph on contents of notices of shareholders' meetings), the general nature of the action or proposed action must be stated in the waiver of notice or consent. All written waivers, consents, and approvals shall be filled with the corporate records or made a part of the minutes of the meeting.

Notice is also waived by a shareholder's attendance at the meeting, unless the shareholder at the beginning of the meeting objects to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance and failure to object to the validity of the meeting, however, does not constitute a waiver of any right to object expressly, at a meeting, to consideration of matters required by law to be included in the notice of the meeting which were not so included.

2.8. **ACTION BY WRITTEN CONSENT WITHOUT A MEETING.** Any action that could be taken at an annual or special meeting of shareholders, except for the election of directors (see following paragraph), may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having at least the minimum number of votes necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voting.

Directors may be elected without a meeting only by the unanimous written consent of all shares entitled to vote for the election of directors, except that vacancies the board is entitled to fill (vacancies other than those caused by removal of a director) may be filled by the written consent of a majority of the outstanding shares entitled to vote.

All written consents shall be filed with the Secretary of the Corporation and maintained in the corporate records. Anyone who has given a written consent may revoke it by a writing received by the secretary of the Corporation before written consents of the number of shares required to authorize the proposed action have been filed with the secretary.

Unless the consents of all shareholders entitled to vote have been solicited in writing, the Secretary shall give prompt notice of any corporate action approved by the shareholders without a meeting by less than unanimous consent, to those shareholders entitled to vote who have not consented in writing. As to approvals required by Nevada Revised Statutes, notice of the approval shall be given at least ten (10) days before the consummation of any action authorized by the approval. Notice shall be given in the manner specified in these Bylaws for notice of shareholders' meetings.

2.9. **RECORD DATE FOR SHAREHOLDER NOTICE AND VOTING.**

(a) For purposes of determining the shareholders entitled to receive notice of and vote at a shareholders' meeting or give written consent to corporate action without a meeting, the board may fix in advance a record date that is not more than sixty (60) days nor less than ten (10) days before the date of any such meeting, or not more than sixty (60) days before any such action without a meeting.

(b) If no record date has been fixed:

(i) The record date for determining shareholders entitled to receive notice of and vote at a shareholders' meeting shall be the business day next preceding the day on which notice is given, or if notice is waived as provided in these Bylaws, the business day next preceding the day on which the meeting is held;

(ii) The record date for determining shareholders entitled to give written consent to corporate action without a meeting shall be the day on which the action to be approved was taken by the board, or, if the board has not yet acted, the day on which the first written consent is given; and

(iii) The record date for any other purpose shall be as set forth in the section of these Bylaws regarding record date for purposes other than notice and voting.

(c) A determination of shareholders of record entitled to receive notice of and vote at a shareholders' meeting shall apply to any adjournment of the meeting unless the board fixed a new record date for the adjourned meeting. The board shall fix a new record date if the adjournment is to a date more than forty five (45) days after the date set for the original meeting.

(d) Except as otherwise required by law, only shareholders of record on the Corporation's books at the close of business on the record date shall be entitled to any of the notice and voting rights listed in subsection (a) of this section, notwithstanding any transfer of shares on the Corporation's books after the record date.

2.10. **QUORUM.** The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum was initially present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. However, any action taken (other than adjournment) must be approved by at least a majority of the shares required to constitute a quorum.

2.11. **VOTING.** The Corporation shall determine the shareholders entitled to vote at any shareholders' meeting in accordance with bylaw provisions for record date, subject to the Nevada Revised Statutes. Except as otherwise provided by law or as otherwise provided in the Articles of Incorporation, each outstanding share shall be entitled to one (1) vote on each matter submitted to a vote of the shareholders.

The shareholders may vote by voice vote or by ballot, except that if any shareholder so demands before the voting begins, any election for directors must be by ballot. On any matter other than the election of directors, a shareholder may vote part of his or her shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder does not specify the number of shares being voted, it will be conclusively presumed that the shareholder's vote covers all shares which that shareholder is entitled to vote.

If a quorum is present (or if a quorum had been present earlier at the meeting but some shareholders have withdrawn), the affirmative vote of a majority of the shares represented and voting, provided such affirmative vote also constitutes a majority of the number of shares required for a quorum, shall be the act of the shareholders unless the vote of a greater number or voting by classes is required by statute or by the Articles of Incorporation.

2.12. **CUMULATIVE VOTING.** Cumulative voting for the election of directors is permitted if one or more shareholders present at the meeting give notice, before the voting begins, of their intention to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which that shareholder would normally be entitled to cast). If any shareholder has given such notice, and if the candidates' names have been placed in nomination, then all shareholders entitled to vote may cumulate their votes, giving any nominated candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are normally entitled, or distributing the cumulative number of votes among any or all of the candidates. The elected directors shall be those candidates (up to the number of directorships open for election) receiving the most votes.

2.13.   **PROXIES.** Every person entitled to vote for directors or on any other matter shall have the right to do so either in person by one or more agents authorized by a written proxy signed by the person and filed with the Secretary of the Corporation. A proxy shall be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission, or otherwise) by the shareholder or the shareholder's attorney in fact.

A validly executed proxy that does not state that it is irrevocable shall continue in full force and effect unless: (a) it is revoked by the person who executed the proxy, either by a writing delivered to the Corporation before the proxy has been voted, or by attendance at the meeting; or (b) the Corporation receives written notice of the shareholder's death or incapacity before the vote pursuant to that proxy has been counted; provided, however, that no proxy shall be valid after the expiration of eleven (11) months from the date of the proxy unless the proxy itself provides otherwise.

Proxies stating on their face that they are irrevocable shall be governed by the Nevada Revised Statutes.

2.14.   **VOTING TRUSTS.** If any shareholders file a voting trust agreement with the Corporation, the Corporation shall take notice of its terms and trustee limitations.

2.15.   **ELECTION INSPECTORS.** Before any shareholders' meeting, the Board of Directors may appoint any persons other than nominees for office to act as election inspectors. If no election inspectors have been so appointed, the chairman of the meeting may, and on the request of any shareholder or shareholder's proxy shall, appoint election inspectors at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at the meeting on the request of one (1) or more shareholders or their proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any inspector fails to appear or fails or refuses to act, the chairman of the meeting may, and on the request of any shareholder or shareholder's proxy shall, appoint a person to fill that vacancy. These inspectors shall: (a) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies; (b) receive votes, ballots, or consents; (c) hear and determine all challenges and questions in any way arising in connection with the right to vote; (d) count and tabulate all votes or consents; (e) determine when the polls shall close; (f) determine the result; and (g) do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

<center>ARTICLE III</center>

<center>DIRECTORS</center>

3.1.   **POWERS.** Subject to the provisions of the Nevada Revised Statutes and any limitations in the Articles of Incorporation and these Bylaws relating to actions requiring approval by the shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

Without prejudice to these general powers, and subject to the same limitations, the Board of Directors shall have the power to:

(a)   Select and remove all officers, agents, and employees of the Corporation; prescribe any powers and duties for them that are consistent with law; with the Articles of Incorporation, and with these Bylaws; fix their compensation; and require from them security for faithful service;

(b)   Change the principal executive office or the principal business office in the State of Nevada from one location to another; qualify the Corporation to do business in any other state, territory, dependency or country; conduct business within or outside the State of Nevada; and designate any place within or outside the State of Nevada for the holding of any shareholders' meeting;

<center>5</center>

(c)   Adopt, make and use a corporate seal; prescribe the forms of certificates of stock; and alter, the form of the seal and certificates;

(d)   Authorize the issuance of shares of corporate stock on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities canceled, or tangible or intangible property 'actually received; and

(e)   Borrow money and incur indebtedness on behalf of the Corporation, and cause to be executed and delivered for the Corporation's purposes, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, and other evidences of debt and securities.

3.2.   **NUMBER OF DIRECTORS.** The authorized number of directors shall be as set forth below. This number can be changed by an amendment to the Articles of Incorporation or an amendment to this bylaw adopted by the vote or written consent of a majority of the outstanding shares entitled to vote. However, if the number of directors is five (5) or more, an amendment that would reduce the number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting to an action by written consent are equal to more than one-sixth of the outstanding shares entitled to vote.

Number of Directors: One

3.3.   **ELECTION AND TERM OF DIRECTORS.** Directors shall be elected at each annual shareholder's meeting, to hold office until the next annual meeting. Election of directors by written consent without a meeting requires the unanimous written consent of the outstanding shares entitled to vote. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

No reduction of the authorized number of directors shall have the effect of removing any director before his or her term of office expires.

3.4.   **VACANCIES**. A vacancy in the Board of Directors shall be deemed to exist: (a) if a director dies, resigns, or is removed by the shareholders or an appropriate court, as provided in the Nevada Revised Statutes; (b) if the Board of Directors declares vacant the office of a director who has been convicted of a felony or declared of unsound mind by an order of court; (c) if the authorized number of directors is increased; or (d) if at a shareholders' meeting the shareholders fail to elect the full authorized number of directors. Vacancies (including those caused by a director's removal) may be filled by a majority vote of the shareholders.

Vacancies on the board caused by the removal-of a director (except for vacancies created when the board declares the office of a director vacant as provided in clause (b) of the first paragraph of this section) may be filled only by the shareholders, either by a majority vote of the shares represented and voting at a meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote.

Any director may resign effective on giving written notice to the chairman of the board, the president, the secretary, or the Board of Directors, unless the notice specifies a later effective date. If the resignation is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

The shareholders may elect a director at any time to fill a vacancy not filled by the Board of Directors.

The term of office of a director elected to fill a vacancy shall run until the next annual shareholders' meeting, and the director shall hold office until a successor is elected and qualified.

3.5.   **PLACE OF MEETINGS.** Regular meetings of the Board of Directors may be held at any place within or outside the State of Nevada as designated from time to time by the board. In the absence of a designation, regular meetings shall be held at the principal executive office of the Corporation. Special meetings of the board may be held at any place within or outside the State of Nevada designated in the notice of the meeting, or if the notice does not state a place, at the principal executive office of the Corporation. Any meeting, regular or special, may be held by conference telephone or similar communication equipment, provided that all directors participating can hear one another.

3.6. **ANNUAL DIRECTORS' MEETING.** Immediately after each annual shareholders' meeting, the Board of Directors shall hold a regular meeting at the same place or at any other place designated by the board, to elect officers and transact other necessary business as desired. Notice of this meeting shall not be required unless some place other than the place of the annual shareholders' meeting has been designated.

3.7. **OTHER REGULAR MEETINGS.** Other regular meetings of the Board of Directors shall be held without call at times to be fixed by the Board of Directors from time to time. Such regular meetings may be held without notice.

3.8. **SPECIAL MEETINGS.** Special meetings of the Board of Directors may be called for any purpose or purposes at any time by the chairman of the board, the president, any vice president, the secretary, or any two (2) directors.

Special meetings shall be held on four (4) days' notice by mail or forty eight (48) hours' notice delivered personally or by telephone or telegraph. Oral notice given personally or by telephone may be transmitted either to the director or to a person at the director's office who can reasonably be expected to communicate it promptly to the director. Written notice, if used, shall be addressed to each director at his or her address shown on the corporate records. The notice need not specify the purpose of the meeting, nor need it specify the place if the meeting is to be held at the principal executive office of the Corporation.

3.9. **WAIVER OF NOTICE.** Notice of a meeting, if otherwise required, need not be given to any director who: (a) either before or after the meeting signs a waiver of notice or a consent to holding the meeting without being given notice; (b) signs an approval of the minutes of the meeting; or (c) attends the meeting without protesting the lack of notice before or at the beginning of the meeting. Waivers of notice or consents need not specify the purpose of the meeting. All such waivers, consents, and approvals of the minutes, if written, shall be filed with the corporate records or made a part of the minutes of the meeting.

3.10 **QUORUM.** A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except for adjournment.

Except as otherwise required by Nevada Revised Statutes, every act done or decision made by a majority of the directors present at a meeting duly held at which a quorum is present shall be deemed the act of the Board of Directors, unless a different requirement is imposed by the Articles of Incorporation which shall not provide that a lesser vote than majority is an act.

A meeting at which a quorum was initially present may continue to transact business despite the withdrawal of directors, if the action taken is approved by at least a majority of the quorum required for that meeting.

3.11. **ADJOURNMENT TO ANOTHER TIME OR PLACE**. Whether or not a quorum is present, a majority of the directors present may adjourn any meeting to another time and place.

3.12. **NOTICE OF ADJOURNED MEETING.** Notice of the time and place of resuming an adjourned meeting need not be given if the adjournment is for twenty-four (24) hours or less. If the adjournment is for more than twenty-four (24) hours, notice of the new time and place shall be given, before the time set for resuming the meeting, to any directors who were not present at the time of adjournment, but need not be given to directors who were present at the time of adjournment.

3.13. **ACTION WITHOUT A MEETING BY WRITTEN CONSENT.** Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all members of the board individually or collectively consent in writing to that action. Any action by written consent shall have the same effect as a unanimous vote of the Board of Directors. All such written requests shall be filed with the minutes of the proceedings of the Board of Directors.

3.14. **COMPENSATION OF DIRECTORS.** Directors and members of committees of the board may be compensated for their services, and shall be reimbursed for expenses, as fixed or determined by resolution of the Board of Directors. This section shall not preclude any director from serving the Corporation as an officer, agent, employee, or in any other capacity, and receiving compensation for those services.

3.15. **REIMBURSEMENT OF NONDEDUCTIBLE COMPENSATION.** If all or part of the compensation, including expenses, paid by the Corporation to a director, officer, employee, or agent is finally determined not to be allowable to the Corporation as a federal or state income tax deduction, the director; officer, employee, or agent to whom the payment was made shall repay to the Corporation the amount disallowed. The Board of Directors shall enforce repayment of each such amount disallowed by the taxing authorities.

ARTICLE IV

COMMITTEES

4.1. **EXECUTIVE AND OTHER COMMITTEES OF THE BOARD.** The Board of Directors, by resolution adopted by a majority of the authorized number of directors, may create one (1) or more committees with the authority of the board ("board committees" or "committees of the board"), including an executive committee. Each board committee shall consist of one (1) or more directors, and may have one (1) or more alternate members, also directors. Appointment of members and alternate members requires the affirmative vote of a majority of the authorized number of directors. Committees of the board, to the extent provided in the board resolution establishing the committee, may be granted any or all of the powers and authority of the board except for the following:

(a)   Approving any action for which the Nevada Revised Statutes also requires the approval of the shareholders of the outstanding shares;

(b)   Filling vacancies on the Board of Directors or any committee of the board;

(c)   Fixing directors' compensation for serving on the board or a committee of the board;

(d)   Adopting, amending, or repealing Bylaws;

(e)   Amending or repealing any resolution of the Board of Directors which by its express terms is not so amendable or repealable;

(f)   Making distributions to shareholders, except at a rate or in a periodic amount or within a price range determined by the Board of Directors or set forth in the articles; or

(g)   Appointing other committees of the board or their members.

4.2. **MEETINGS AND ACTIONS OF BOARD COMMITTEES.** Meetings and actions of committees of the board shall be governed by the bylaw provisions applicable to meetings and actions of the Board of Directors as to place of meetings, regular meetings, waiver of notice, quorum, adjournment notice of adjournment, and action by written consent without a meeting, with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members, except that: (a) the time of regular committee meetings may be determined either by resolution of the Board of Directors or by resolution of the committee; (b) special committee meetings may also be called by resolution of the Board of Directors; (c) notice of special committee meetings shall also be given to all alternate members; and (d) alternate members shall have the right to attend all meetings of the committee. The board may adopt rules, not inconsistent with the Bylaws, for the governance of committees of the board.

4.3   **NON-BOARD COMMITTEES**. One or more committees without the power and authority of the board ("non-board committees") may be created by board resolution, for investigative and other appropriate purposes. Membership on non-board committees is not limited to directors. To bind the Corporation, actions of non-board committees must be ratified by the Board of Directors.

ARTICLE V

OFFICERS

5.1.   **OFFICERS; ELECTION.** The Corporation shall have a chief executive officer, a secretary and a chief financial officer. There may also be other officers as specified in the Bylaws or designated by the board. Any number of offices may be held by the same person. The officers of the Corporation (except for subordinate offices appointed in accordance with the provisions below) shall be elected annually by the Board of Directors. All officers shall serve at the pleasure of the board.

5.2.   **CHIEF EXECUTIVE OFFICER.** Except to the extent that the Bylaws or the Board of Directors assign specific powers and duties to the chairman of the board, the president shall serve as general manager and chief executive officer of the Corporation and shall have general supervision, direction, and control over the Corporation's business and its officers, with all the general powers and duties of management usually vested in a Corporation's chief executive officer.

The president shall preside at all shareholders' meetings, and shall exercise and perform such other powers and duties as prescribed by the Bylaws or by the Board of Directors. The president shall also preside at board meetings if there is no chairman of the board or if the chairman is absent.

(a)   **MINUTES.** The secretary shall be present at and take the minutes of all meetings of the shareholders, the Board of Directors, and committees of the board. If the secretary is unable to be present, the secretary or the presiding officer of the meeting shall designate another person to take the minutes of the meeting. The secretary shall keep, or cause to be kept, at the principal executive office or such other place as designated by the Board of Directors, a book of minutes of all meetings and actions of the shareholders, the Board of Directors, and committees of the Board, The minutes of each meeting shall state the following: the time and place of the meeting; whether it was regular or special; if special, how it was called or authorized; the notice given or waivers or consent so obtained; the names of directors present at board or committee meetings; the number of shares' present or represented at shareholders' meetings; and an accurate account of the proceedings.

(b)   **RECORD OF SHAREHOLDERS.** The secretary shall keep or cause to be kept, at the principal executive office or at the office of the transfer agent or registrar, a record or duplicate record of shareholders. The record shall show the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of share certificates issued to each shareholder, and the number and date of cancellation of any certificates surrendered for cancellation.

(c)   **NOTICE OF MEETINGS.** The secretary shall give notice, or cause notice to be given, of all shareholders' meetings, board meetings, and committee meetings for which notice is required by statute or by the Bylaws. If the secretary or other person authorized by the secretary to give notice fails to act, notice of any meeting may be given by any other officer of the Corporation. The secretary shall maintain records of the mailing or other delivery of notices and documents to shareholders or directors, as prescribed by the Bylaws or by the Board of Directors.

(d)   **OTHER DUTIES.** The secretary shall keep the seal of the Corporation, if any, in safe custody. The secretary shall have such other powers and perform such other duties as prescribed by the Bylaws or by the Board of Directors.

5.4.   **CHIEF FINANCIAL OFFICER.** The chief financial officer, who may also be referred to as the treasurer, shall keep or cause to be kept adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The chief financial officer shall: (1) deposit corporate funds and other valuables in the Corporation's name and to its credit with depositories designated by the board; (2) disburse corporate funds as authorized by the board; (3) whenever requested by the board or the chief executive officer, render a statement of the Corporation's financial condition and an account of all transactions he or she has conducted as chief financial officer; and (4) exercise such other powers and perform such other duties as prescribed by the Bylaws or by the Board of Directors.

The chief financial officer shall be deemed the treasurer for any purpose requiring action by the Corporation's treasurer.

5.5.   **VICE PRESIDENTS.** There may be one or more vice presidents, as determined by the board. In the absence or disability of the president, the president's duties and responsibilities shall be carried out by the highest ranking available vice president, or if there are two (2) or more unranked vice presidents, by a vice president designated by the Board of Directors. When so acting, a vice president shall have all the powers of and be subject to all the restrictions on the president. Vice presidents shall have such other powers and perform such other duties as prescribed by the Bylaws or assigned from time to time by the Board of Directors or the chief executive officer.

5.6.   **SUBORDINATE OFFICERS.** The Board of Directors may appoint, and may empower the chief executive officer to appoint, subordinate officers as required by the Corporation's business, whose duties shall be as provided in the Bylaws or as determined from time to time by the Board of Directors or the chief executive officer.

5.7.   **REMOVAL AND RESIGNATION OF OFFICERS.** Any officer chosen by the Board of Directors may be removed by the board at any time, with or without cause or notice. Subordinate officers appointed by persons other than the board may be removed at any time, with or without cause or notice, by the board or by the person by whom appointed. A removed officer shall have no claim against the Corporation or individual officers or board members arising from such removal (other than any rights he or she may have to monetary compensation or damages under an employment contract).

Any officer may resign at any time by giving the Corporation written notice. Unless otherwise specified in the notice, resignations shall take effect on the date the notice is received, and acceptance of the resignation is not necessary to make it effective. An officer's resignation or its acceptance by the Corporation shall not prejudice any rights the Corporation may have to monetary damages under an employment contract.

5.8.   **VACANCIES IN OFFICES.** Vacancies in offices resulting from an officer's death, resignation, removal, disqualification, or any other cause shall be filled by the board or by the person, if any, authorized by the Bylaws or the board to make an appointment to that office.

5.9.   **COMPENSATION.** Salaries of officers and other shareholders employed by the Corporation shall be fixed from time to time by the Board of Directors or established under employment agreements approved by the Board of Directors. No officer shall be prevented from receiving this salary because he or .she is also a director of the Corporation.

5.10. **REIMBURSEMENT OF NONDEDUCTIBLE COMPENSATION.** If all or part of the compensation, including expense, paid by the Corporation to a director, officer, employee, or agent is finally determined not to be allowable to the Corporation as a federal or state income tax deduction, the director, officer, employee, or agent to whom the payment was made shall repay to the Corporation the amount disallowed. The Board of Directors shall enforce repayment of each such amount disallowed by the taxing authorities.

ARTICLE VI

INDEMNIFICATION

6.1 INDEMNIFICATION OF AGENT.

(a) **DEFINITIONS.** For the purposes of this section, "agent" means any person who is or was a director, officer, employee, or other agent of this Corporation or its predecessor, and any person who is or was serving as a director, officer, employee, or agent of another Corporation, partnership, joint venture, trust or other enterprise at the request of this Corporation or its predecessor. "Proceeding" means any threatened, pending, or completed action or proceeding, whether civil" criminal, administrative, or investigative. "Expenses" include, but are not limited to, attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or subdivision (e)(4) of this section and in accordance with Nevada Revised Statutes.

(b) **LAWSUITS OTHER THAN BY THE CORPORATION.** This Corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of this Corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of this Corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if the agent acted in good faith and in a manner the agent reasonably believed to be in the best interests of this Corporation. If there are criminal charges, the agent must have had no reasonable cause to believe that his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the agent did not act in good faith and in a manner that the agent reasonably believed to be in the best interests of this Corporation, or that the agent had reasonable cause to believe that his or her conduct was unlawful.

(c) **LAWSUITS BY OR ON BEHALF OF THE CORPORATION.** This Corporation shall have the power to indemnify any person who was, is, or is threatened to be made a party by reason of the fact that person is or was an agent of this Corporation, to any threatened, pending, or completed legal action by or under the rights of this Corporation to procure a judgment in its favor, against expenses actually and reasonably incurred by the agent in connection with the defense or settlement of that action, if the agent acted in good faith, in a manner the agent believed to be in the best interests of this Corporation and its shareholders, and with such care, including reasonable inquiry, as an ordinarily prudent person would use under similar circumstances. However, the Corporation shall not indemnify:

(i) Any amount paid with respect to a claim, issue, or matter for which the agent has been adjudged liable to this Corporation and its shareholders in the performance of his or her duty, except for any expenses (exclusive of judgment or settlement amount) specifically authorized by the court in which the proceeding is or was pending, in accordance with statutory requirements;

(ii) Any amount paid by the agent in settling or otherwise disposing of a threatened or pending lawsuit by the Corporation, with or without court approval;

(iii) Any expenses incurred in defending a threatened or pending action that is settled or otherwise disposed of without court approval.

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(d)   **SUCCESSFUL DEFENSE BY AGENT**. If the agent is successful on the merits, the Corporation shall indemnify the agent for expenses actually and reasonably incurred.

(e)   **APPROVAL; WHEN REQUIRED**. Unless indemnification is mandatory because of the agent's successful defense on the merits, indemnification can be made only as to a specific case, upon a determination that indemnification is proper under the circumstances because the agent has met the applicable standard of conduct, and must be authorized by one of the following: (1) a majority vote of the board with a quorum consisting of directors who are not parties to the proceeding; (2) independent legal counsel in a written opinion if a quorum of directors who are not parties to the proceeding is not available; (3) the affirmative vote of a majority of the outstanding shares entitled to vote and present or represented at a duly held meeting at which a quorum is present or by the written consent of a majority of the outstanding shares entitled to vote (without counting shares owned by the person seeking indemnification as either outstanding or entitled to vote); or (4) the court in which the proceeding is or was pending, upon application by the Corporation, the agent, the agent's attorney, or other person Tendering services in connection with the defense, regardless of whether the Corporation opposes the application.

(f)   **ADVANCING EXPENSES**. Expenses incurred or to be incurred in defending any proceeding may be advanced by this Corporation before the final disposition of the proceeding, on receipt of an undertaking by or on behalf of the agent to repay the amount of the advance, unless it shall be determined ultimately that the agent is entitled to be indemnified as authorized in this section.

(g)   **OTHER CONTRACTUAL RIGHTS**. The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent such additional rights to indemnification are authorized in the Articles of Incorporation: The rights to indemnity under this section shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this section shall affect any right to indemnification to which persons other than directors and officers of this Corporation or any subsidiary may be entitled by contract or otherwise.

(h)   **LIMITATIONS**. No indemnification or advance shall be made under this section (except where indemnification is required because of the agent's successful defense on the merits) if it would be inconsistent with: (1) a provision of the Articles of Incorporation or Bylaws, a resolution of the directors or shareholders, or an agreement in effect at the time the alleged cause of action arose which prohibits or limits indemnification; or (2) a condition expressly imposed by a court in approving a settlement.

(i)   **INSURANCE**. If the Board of Directors so decides, the Corporation may purchase and maintain insurance on behalf of any agent of the Corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such, whether or not the Corporation would have the power to indemnify the agent against that liability. Notwithstanding the foregoing, if the Corporation owns all or a portion of the shares of the company issuing the policy of insurance, the insuring company and the policy or both shall meet the conditions set forth in the Nevada Revised Statutes.

(j)   **FIDUCIARIES OF EMPLOYEE BENEFIT PLAN**. The requirements and limitations imposed by this section do not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though that person may also be an agent of the Corporation. The Corporation shall have the power to indemnify, and to purchase and maintain insurance on behalf of, any such trustee, investment manager, or other fiduciary of any benefit plan for any of the Corporation's directors, officers, or employees or those of any of its subsidiary or affiliated Corporations. Furthermore, this section shall not limit any right to indemnification that such a trustee, investment manager, or other fiduciary may have as a contract right enforceable by law.

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(k) **SURVIVAL OF RIGHTS.** The rights provided by this section shall continue as to a person who has ceased to be an agent, and shall inure to the benefit of the heirs, executors, and administrators of such person.

(l) **EFFECT OF AMENDMENT.** Any amendment, repeal, or modification of this section shall not adversely affect an agent's right or protection existing at the time of such amendment, repeal, or modification.

(m) **SETTLEMENT OF CLAIMS.** The Corporation shall not be liable to indemnify any agent under this section for: (i) any amounts paid in settlement of an action or claim effected without the Corporation's written consent, for which consent shall not be unreasonably withheld; or (ii) any judicial award, if the Corporation was not given a reasonable and timely opportunity to participate, at its expense, in the defense of such action.

(n) **SUBROGATION.** In the event of payment under this section, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the agent, who shall execute all papers required and shall do everything that may be necessary to secure these rights, including the execution of such documents as may be necessary to enable the Corporation effectively to bring suit to enforce such rights.

(o) **NO DUPLICATION OF PAYMENTS.** The Corporation shall not be liable under this section to make any payment in connection with any claim made against the agent to the extent the agent has otherwise actually received payment, whether under a policy of insurance, agreement, vote, or otherwise, of the amounts otherwise indemnifiable under this section.

ARTICLE VII

BOOKS AND RECORDS

7.1.   **SHAREHOLDER LISTS; INSPECTION BY SHAREHOLDERS.** The Corporation shall keep at its principal executive office or at the office of its transfer agent or registrar, as the board shall determine a record of the names and addresses of all shareholders and the number and class of shares held by each.

A shareholder or group of shareholders holding five percent (5%) or more of the outstanding voting shares of the Corporation may: (a) inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours, on five (5) days written demand on the Corporation; and/or (b) obtain from the Corporation's transfer agent, on written demand and tender of the transfer agent's usual charges for this service, a list of the names and addresses of shareholders entitled to vote for the election of directors and their shareholders, as of the most recent date for which a record has been compiled or as of a specified date which is later than the date of demand. This list shall be made available within five (5) days after demand or within five (5) days after the specified later date as of which the list is to be compiled.

The record of shareholders shall also be open to inspection during usual business hours, on the written demand of any shareholder or holder of a voting trust certificate, for a purpose reasonably related to the holder's interest in the Corporation. Any inspection or copying under this section may be made in person or by the holder's agent or attorney.

7.2.   **MAINTENANCE OF BYLAWS.** The Corporation shall keep at its principal executive office, or if its principal executive office is not in Nevada, at its principal business office in this state, the original or a copy of the Bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the Corporation is outside of Nevada and the Corporation has no principal business office in this state, the secretary shall, upon a shareholder's written request, furnish to that shareholder a copy of the Bylaws as amended to date.

7.3. **MINUTES AND ACCOUNTING RECORDS.** The minutes of proceedings of the shareholders, Board of Directors, and committees of the Board, and the accounting hooks and records shall be kept at the principal executive office of the Corporation, or at such other place or places as designated by the Board of Directors. The minutes shall be kept in written form, and the accounting books and records shall be kept either in written form or in a form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection during usual business hours on the written demand of any shareholder or holder of a voting trust certificate, for a purpose reasonably related to .the holder's interests in the Corporation. The inspection may be made in person or by an agent or attorney, and includes the right to copy and make extracts. These rights of inspection shall extend to the records of each subsidiary of the Corporation.

7.4. **INSPECTION BY DIRECTORS.** Every director shall have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the Corporation and each of its subsidiary corporations. This inspection may be made by the director in person or by an agent or attorney, and the right of inspection includes the right to copy and make extracts of documents.

7.5. **ANNUAL REPORT TO SHAREHOLDERS.** Inasmuch as, and for as long as, there are less than one hundred (100) shareholders, the requirement of an annual report to shareholders referred to in the Nevada Revised Statutes is expressly waived. However, nothing in this provision shall be interpreted as prohibiting the Board of Directors from issuing annual or other periodic reports to the shareholders, as the board considers appropriate.

7.6. **FINANCIAL STATEMENTS.** The Corporation shall keep a copy of any annual financial statement, quarterly or other periodic income statement, and accompanying balance sheets on file in its principal executive office for twelve (12) months. These documents shall be exhibited (or copies provided) to shareholders at all reasonable times. If no annual report for the last fiscal year has been sent to shareholders, on written request of any shareholder made more than one hundred twenty (120) days after the close of the fiscal year, the Corporation shall deliver or mail to the shareholder, within thirty (30) days after receipt of the request, a balance sheet as of the end of that fiscal year and an income statement and statement of changes in financial position for that fiscal year.

A shareholder or shareholders holding five percent (5%) or more of the outstanding shares of any class of stock of the Corporation may request in writing an income statement for the most recent three (3) month, six (6) month, or nine (9) month period (ending more than thirty (30) days before the date of the request) of the current fiscal year, and a balance sheet as of the end of that period. If such documents are not already prepared, the chief financial officer shall cause them to be prepared and shall deliver them personally or by mail to the requesting shareholders within thirty (30) days after the receipt of the request. A balance sheet, income statement, and statement of changes in financial position for the last fiscal year shall also be included, unless the Corporation has sent the shareholders an annual report for the last fiscal year.

Quarterly income statements and balance sheets referred to in this section shall be accompanied by the report, if any, of independent accountants engaged by the Corporation, or a certificate by the authorized corporate officer stating that the financial statements were prepared without audit from the Corporation's books and records.

7.7 **ANNUAL INFORMATION STATEMENT**.

(a) Every year, during the calendar month in which the original Articles of Incorporation were filed with the Nevada Secretary of State or during the preceding five (5) calendar months, the Corporation shall file a statement with the Secretary of State on the prescribed form, setting forth the names and complete business or residence addresses of incumbent directors; the number of vacancies on the board, if any; the names and complete business or residence addresses of the chief executive officer, the secretary, and the chief financial officer; the street address of the Corporation's principal executive office or principal business office in this state; a statement of the general type of business constituting the principal business activity of the Corporation; and a designation of the Corporation's agent for service of process, all in compliance with the Nevada Revised Statutes.

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(b)   Notwithstanding the provisions of paragraph (a) of this section, if there has been no change in the information contained in the Corporation's last annual statement on file in the Secretary of State's office, the Corporation may, in lieu of filing the annual statement, advise the Secretary of State, on the appropriate form, that no changes in the required information have occurred during the applicable period.

ARTICLE VIII

GENERAL CORPORATE MATTERS

8.1.   **RECORD DATE FOR DIVIDENDS AND DISTRIBUTIONS.** For purposes of determining the shareholders entitled to receive payment of dividends or other distributions or allotment of rights, or entitled to exercise any rights in respect of any other, lawful action (other than voting at and receiving notice of shareholders' meetings and giving written consent of the shareholders without a meeting), the Board of Directors may fix in advance a record date not more than sixty (60) nor less than ten (10) days before the date of the dividend payment, distribution, allotment, or other action. If a record date is so fixed, only shareholders of record at the close of business on that date shall be entitled to receive the dividend, distribution, or allotment of rights, or to exercise the other rights, as the case may be, notwithstanding any transfer of any shares on the corporate books after the record date, except as otherwise provided by statute.

If the Board of Directors does not so fix a record date in advance, the record date for these purposes shall be at the close of business on the later of: (a) the day on which the Board of Directors adopts the applicable resolution; or (b) the sixtieth (60th) day before the date of the dividend payment, distribution, allotment of rights, or other action.

8.2.   **AUTHORIZED SIGNATORIES FOR CHECKS.** All checks, drafts, or other orders for payment of money, notes, and other evidences of indebtedness issued in the name of or payable to the Corporation shall be signed or endorsed in the manner and by the persons authorized by the Board of Directors.

8.3.   **EXECUTING CONTRACTS AND INSTRUMENTS.** The Board of Directors may authorize any of its officers or agents to enter into any contract or execute any instrument in the name of and on behalf of the Corporation. This authority may be general or it may be confined to one (1) or more specific matters. No officer, agent, employee, or other person purporting to act on behalf of the Corporation shall have any power or authority to bind the Corporation in any way, pledge its credit, or render it liable for any purpose in any amount, unless that person was acting with authority duly granted by the Board of Directors as provided in these Bylaws, or unless an unauthorized act was later ratified by the Corporation.

8.4.   **SHARE CERTIFICATES.** One or more certificates for shares of the capital stock of the Corporation shall be issued to each shareholder when any of the shareholder's shares are fully paid.

All certificates shall certify the number of shares and the class or series of shares represented by the certificate. All certificates shall be signed in the name of the Corporation by: (a) one of the following: the chairman or vice chairman of the Board of Directors, the president, or any vice president; and (b) one of the following: the chief financial officer, any assistant treasurer, the secretary, or any assistant secretary. Any of the signatures on the certificate may be facsimile. If a party who has signed share certificates ceases to be an officer or other agent before the certificate is issued, the Corporation may issue the certificate with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

The share certificates shall state, by way of appropriate legend, any restrictions on share ownership or transfer, and any other statements required by applicable federal or state securities regulations.

8.5.   **LOST CERTIFICATES.** Except as provided in this section, no new certificates for shares shall be issued to replace old certificates unless the old certificates are surrendered to the Corporation for cancellation at the same time. If share certificates or certificates for any other security have been lost, stolen, or destroyed, the Board of Directors may authorize the issuance of replacement certificates on such terms and conditions as the board may require, which may include a requirement that the owner give the Corporation a bond or other adequate security sufficient to protect the Corporation against any claim that may be made against it (including any expenses or liability) on account of the alleged loss, theft, or destruction of the old certificate or the issuance of the replacement certificate.

8.6. **SHARES OF OTHER CORPORATIONS: HOW VOTED.** Shares of other corporations standing in the name of this Corporation shall be voted by the chief executive officer or a person designated by the chief executive officer. If neither of them is able to act, the shares may be voted by a person designated by the Board of Directors. The authority to vote shares includes the authority to execute a proxy in the Corporation's name for purposes of voting the shares.

8.7. **REIMBURSEMENT OF NONDEDUCTIBLE COMPENSATION.** If all or part of the compensation, including expenses, paid by the Corporation to a director, officer, employee, or agent is finally determined not to be allowable to the Corporation as a federal or state income tax deduction, the director, officer, employee, or agent to whom the payment was made shall repay to the Corporation the amount disallowed. The Board of Directors shall enforce repayment of each such amount disallowed by the taxing authorities.

8.8. **CONSTRUCTION AND DEFINITIONS.** Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Nevada Revised Statutes shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes a corporation and a natural person.

8.9 **TRANSFER RESTRICTIONS; RIGHT OF FIRST REFUSAL.**

(a) Any shareholder wishing to sell or transfer shares of the Corporation ("transferring shareholder") must first notify the secretary of the Corporation by means of a writing (the "original notification") that states the number and class of shares, and the price per share, terms of the sale, and name of the proposed transferee, if any. The Corporation shall then have the right to purchase all of those shares at that price and on those terms. The Corporation shall also have the right to purchase any number of those shares, provided that shareholders other than the transferring shareholder (the "other shareholders") agree to purchase the remainder of the shares which the transferring shareholder wishes to sell or transfer. The Corporation shall exercise either of these rights by a written election to purchase ("corporation's election to purchase") delivered to the shareholder on or before the "corporation's election date," which is sixty (60) days after receipt of the original notification.

(b) If the Corporation fails to elect to purchase within the prescribed period, or if it elects to purchase fewer than all of the shares specified in the original notification, the secretary, within ten (10) days after the Corporation's election date, shall send or deliver to each of the other shareholders a copy of the transferring shareholder's original notification and a statement of the number of shares not being purchased by the Corporation ("secretary's statement"). Each of the other shareholders shall then have a right (contingent on the subscription by the Corporation and shareholders of the total number of shares specified in the original notification) to purchase part or all of the available number of shares at the price and on the terms stated in the original notification. A

shareholder wishing to exercise this right shall return to the secretary, within thirty (30) days after the Corporation's election date, a written shareholder's "notice of intent to purchase."

(c) If the total number of shares specified by the other shareholders in their respective notices of intent to purchase exceeds the number of available shares specified in the secretary's statement, each purchasing shareholder shall be entitled to purchase a fraction of the number of shares specified in that shareholder's notice of intent to purchase, which fraction shall be equal to the number of shares already held by that shareholder divided by the total number of shares held by all shareholders who have returned a notice of intent to purchase.

(d)   If fewer than all the shares specified in the original notification are subscribed to under paragraphs (a) and (b) above, each shareholder who desires additional shares shall be entitled to purchase a fraction of the shares not subscribed to, which fraction shall be equal to the number of shares already held by that shareholder divided by the total number of shares held by all shareholders who desire to purchase the remaining shares.

(e)   Any notice of intent to purchase given under paragraph (b) above, unless the shareholder specifically states otherwise on the notice, shall also be considered an offer to purchase the number of shares to which the shareholder may be entitled under paragraph (c) or paragraph (d).

(f)   If fewer than all of the shares specified in the original notification are subscribed to under paragraphs (a), (b), (c), or (d) above, the transferring shareholder shall not be required to sell the specified shares, or any of them, to the Corporation or to the other shareholder, but may sell or transfer all the specified shares to the proposed transferee under the terms and for the price stated in the original notification; provided, however: (I) that any such transaction is null and void if it would have the effect of increasing the Corporation's total number of shareholders to more than thirty five (35); (2) that the transaction is null and void if it purports to sell or transfer the specified shares, or any of them, at a lower price or on terms more favorable to the transferee than those specified in the original notification; and (3) that the sale or transfer, if any, must take place within six (6) months after the date of the: original notification.

(g)   Unless otherwise prohibited by law or by the Articles of Incorporation, the Corporation may purchase its own shares from any offering shareholder; provided, however, that the Corporation shall not purchase all of its outstanding voting stock. Any sale or transfer, or purported sale or transfer, of the Corporation's shares by any shareholder shall be null and void unless the terms, conditions, and provisions set forth herein are strictly followed.

(h)   Each offer, notice, or statement provided for above shall be considered given when it is personally delivered to the person to whom it is to be given, or when it is deposited in the United States mail, by first-class mail properly addressed to such person and with all postage or other charges fully prepaid.

(i)   Each share certificate to which the above restrictions are applicable shall bear the following legend:

"Ownership of this certificate and the shares evidenced by this certificate may be sold, assigned, transferred, pledged, or otherwise disposed of or alienated only under and subject to the provisions in the section on transfer restrictions in this Corporation's Bylaws."

ARTICLE IX

AMENDMENTS

9.1.   **AMENDMENT OF ARTICLES OF INCORPORATION.** Unless otherwise provided under Nevada Revised Statutes, amendments to the Articles of Incorporation may be adopted if approved by the board and approved by a majority of the outstanding shares entitled to vote, either before or after approval by the board. An amendment to the Articles of Incorporation shall be effective as of the date that the appropriate certificate of amendment is filed with the Secretary of State.

9.2.   **AMENDMENT OF BYLAWS.** Except as otherwise required by law or by the Articles of Incorporation, these Bylaws may be amended or repealed, and new bylaws may be adopted, by the Board of Directors or by a majority of the outstanding shares entitled to vote.

ARTICLE X

INTERPRETATION

10.1.   Reference in these Bylaws to any provision of the Nevada Revised Statutes shall be deemed to include all amendments thereof.

Dated: August 31, 2018.



Wayne Allyn Root, Secretary

INCORPORATOR'S ACTION

BY WRITTEN CONSENT WITHOUT A MEETING FOR

VEGASWINNERS INC.

The undersigned, sole Incorporator of VegasWinners Inc., a Nevada Corporation, hereby adopts the following resolutions under the Nevada Revised Statutes:

ADOPTION OF BYLAWS

The Bylaws of the Corporation as presented to the Incorporator are adopted. The Secretary is hereby authorized and directed to execute a certification of the adoption of the Bylaws and to file the Bylaws as so certified in the minute book of the Corporation, and to see that a copy of the Bylaws, similarly certified, is kept at the principal office of the Corporation in accordance with the Nevada Revised Statutes.

ELECTION OF DIRECTORS

The following person is elected Director of the Corporation, to hold office until the next annual meeting and until his successor(s) have been elected and qualified: Wayne Allyn Root.

RESIGNATION OF INCORPORATOR

Wayne Allyn Root, Incorporator, having completed the necessary steps and having elected the appropriate number of Directors to carry forward the management of the Corporation, hereby submits his resignation.



Dated: August 31, 2018.

Wayne Allyn Root, Incorporator

WAIVER OF NOTICE AND CONSENT TO
REGULAR MEETING OF BOARD OF DIRECTORS
VEGASWINNERS INC.
A Nevada Corporation

The undersigned, being the sole Member of the Board of Directors of VegasWinners Inc., a Nevada corporation, desiring to hold a regular meeting of the Board of Directors at the offices of the Corporation on August 31, 2018, at 5:00 p.m. waived notice of and consent to the holding of that meeting, and agree that any business transacted at that meeting shall be as valid and legal and have the same force and effect as though that meeting were held after notice duly given.

Dated: August 31, 2018.



Wayne Allyn Root, Director

MINUTES OF ORGANIZATIONAL MEETING
FOR
VEGASWINNERS INC.
A Nevada Corporation

PLACE; ATTENDANCE

The incorporator named in the Articles of Incorporation of the above-named corporation, and other interested parties, held a meeting at the time, on the day and at the place set forth herein below for the purpose of completing the organization of said Corporation:

        Time: 12:00 PM

        Date: August 31, 2018

        Place: 2505 Anthem Village #318, Henderson, Nevada 89052

        Present at said meeting was the following person: Wayne Allyn Root.

The following named person acted as Temporary Chairman and Temporary Secretary of the meeting:

        Temporary Chairman: Wayne Allyn Root

        Temporary Secretary: Wayne Allyn Root

FILING OF ARTICLES

The Temporary Chairman announced that the Articles of Incorporation were filed by the Secretary of State and the Corporation was incorporated on the following date:

The Temporary Chairman presented a certified copy of the Articles and directed the Secretary to insert it in the Corporation's minute book.

APPROVAL OF BYLAWS

The Temporary Chairman next presented a copy of the Bylaws, which were adopted by the Incorporator pursuant to Nevada Revised Statutes. Those present reviewed the general provisions of the Bylaws. On motion duly made, seconded and unanimously carried, the following resolutions were adopted:

RESOLVED, that the Bylaws are approved in the form adopted by the Incorporator; and

RESOLVED FURTHER, that the Secretary of this Corporation is authorized and directed to execute a certificate of the adoption of these Bylaws, to insert a copy of the Bylaws as certified in the minute book of this Corporation, and to cause a copy of those Bylaws, as they may be amended from time to time, to be kept and maintained in the principal executive office of this Corporation, in accordance with the Nevada Revised Statutes.

ELECTION OF DIRECTORS

The meeting then proceeded to the election of Directors of the Corporation. The Temporary Chairman stated that the Bylaws of the Corporation provide that the authorized number of Directors of the Corporation shall be one (1) until changed by an amendment to said Bylaws and that pursuant to the authority granted to the

Incorporator(s) of the Corporation under the Nevada Revised Statutes, said Incorporator(s) is/are empowered to elect the first Directors of the Corporation. Accordingly, the Incorporator(s), in the exercise of said power and authority, duly elected to the Board of Directors of the Corporation the following person: Wayne Allyn Root.

All of said persons being present, each accepted his or her respective directorship. Thereafter, on motion duly made, seconded and unanimously carried, Wayne Allyn Root was elected to preside as Chairman for the balance of the meeting and Wayne Allyn Root was elected to preside as Secretary for the balance of the meeting.

RESIGNATION OF INCORPORATOR

The Chairman then informed the board that the sole Incorporator, Wayne Allyn Root, has tendered his resignation following election of the Directors. It was therefor:

RESOLVED, that the resignation of Wayne Allyn Root as sole Incorporator is hereby accepted.

AGENT FOR SERVICE OF PROCESS

The Chairman informed the Board that an agent for service of process in Nevada had been designated in the Articles of Incorporation filed with the Secretary of State. After discussion, and on motion duly made, seconded, and unanimously carried, the following resolutions were adopted:

RESOLVED, that the following is approved as this Corporation's agent for service of process in Nevada:

Wayne Allyn Root, 2505 Anthem Village #318, Henderson, Nevada 89052.

RESOLVED FURTHER, that the Secretary shall keep the Secretary of State's office properly informed as to any changes in the Corporation's agent for service of process.

ELECTION OF OFFICERS

The Board then proceeded to elect Officers of the Corporation as follows:

Chief Executive Officer: Wayne Allyn Root

Chief Financial Officer: Wayne Allyn Root

Secretary: Wayne Allyn Root

The Board then, by motion duly made, seconded, and unanimously carried, adopted the following resolution authorizing the Chief Financial Officer to act as the Corporation's Treasurer:

RESOLVED, that for purposes of giving any reports or executing any documents requiring the signature of the "Treasurer," the Chief Financial Officer is deemed to be also the Treasurer of this Corporation.

ADOPTION OF CORPORATE SEAL

The Chairman presented to the Board for its approval a proposed seal of the Corporation. On motion duly made, seconded, and unanimously carried, the following resolutions were adopted;

RESOLVED, that the corporate seal presented to the board is adopted as the seal of this Corporation; and

RESOLVED FURTHER, that the Secretary is directed to affix an impression of the corporate seal of this Corporation to the minutes of this meeting in the margin opposite this resolution.

ADOPTION OF SHARE CERTIFICATE FORM

The Chairman then presented to the Board of Directors for its approval a proposed form of share certificate for the Corporation. On motion duly made, seconded, and unanimously carried, the following resolution was adopted:

RESOLVED, that the form of share certificate presented to the board is adopted for use by this Corporation, and the Secretary is directed to insert a specimen copy of the share certificate in the Corporation's minute book immediately following the minutes of the meeting.

CERTIFICATE OF REGISTRATION

On motion duly made, seconded, and unanimously carried, the following resolutions were adopted:

RESOLVED, that Wayne Allyn Root, as Chief Executive Officer of this Corporation, is authorized and directed to make appropriate application on behalf of this Corporation to the Nevada Department of Corporations for a certificate of registration as contemplated herein;

RESOLVED FURTHER, that Wayne Allyn Root, as Chief Financial Officer of this Corporation, is authorized and directed to submit with this application the prescribed filing fee.

SECURITIES LAWS COMPLIANCE

RESOLVED FURTHER, that it is contemplated that the offer and sale of this Corporation's common stock shall be exempt from qualification under the Nevada Revised Statutes and any other applicable state securities laws, and each Officer of this Corporation is authorized and directed to take all steps necessary or desirable to comply with the applicable legal requirements, including causing any required notice to be prepared, executed, and timely filed with the appropriate regulatory agency.

RESOLVED FURTHER, that it is contemplated that the offer and sale of this Corporation's common stock shall be exempt from the registration requirements of the federal Securities Act of 1933, as amended, pursuant to Section 4(2); Section 3(a)(11), or Regulation D of that Act, as may be applicable, and that each Officer of this Corporation acting alone is hereby authorized and directed to take all steps necessary or desirable to qualify under the applicable exemption, including causing any required notice to be prepared, executed, and timely filed with the appropriate regulatory agency.

ACCOUNTING PERIOD

The Chairman informed the Board that the accounting year should be fixed for the Corporation. After discussion, and on motion duly made, seconded, and unanimously carried, the following resolutions were adopted:

RESOLVED, that the first fiscal year of this Corporation shall commence on its date of incorporation as set forth above, and shall end on the following date: December 31.

RESOLVED FURTHER, that each subsequent fiscal year of this Corporation shall end on the day and month set forth above, in the respective year.

PRINCIPAL EXECUTIVE OFFICE

On motion duly made, seconded, and unanimously carried, the following resolution was adopted:

RESOLVED, that this Corporation's principal executive office shall be located in Nevada at the following address:

2505 Anthem Village #318, Henderson, Nevada 89052.

ANNUAL INFORMATION STATEMENT

The Chairman advised the Board that pursuant to the Nevada Revised Statutes, the Corporation must file its first annual information statement (Statement by Domestic Stock Corporation) with the Nevada Secretary of State within ninety (90) days after the date of filing of its Articles of Incorporation. This statement is due on the following date:

On motion duly made, seconded and unanimously carried, the following resolutions were adopted:

RESOLVED, that the Secretary of this Corporation is authorized and directed to prepare an annual information statement in compliance with the Nevada Revised Statutes and submit it to the Nevada Secretary of State for filing; and

RESOLVED FURTHER, that the Secretary of this Corporation is directed to insert a copy of that statement in the minute book following the minutes of this meeting.

BANK ACCOUNTS; EMPLOYMENT TAXES TRUST FUND

The Chairman informed the Board that it would be necessary to establish one (1) or more bank accounts for the Corporation and to select a depository for the Corporation's employment taxes trust funds.

On motion duly made, seconded and unanimously carried, the following resolutions were adopted:

RESOLVED, that this Corporation shall establish one (1) or more deposit accounts in its name at the banking institution named below, that the Corporation's President and Secretary shall act on behalf of the Corporation in establishing such an account or accounts on terms and conditions as agreed on with US Bank, and that the Corporation's employment taxes trust fund shall be deposited in an account at a Bank designed by the Corporation.

RESOLVED FURTHER, that the President and Secretary, acting together, are authorized to designate as depositories of this Corporation's funds one (1) or more other banks, trust companies or other financial institutions, and to open, keep, and close general and special accounts in such depositories;

RESOLVED FURTHER, that any one (1) Officer of the Corporation is authorized to endorse checks, drafts, or other evidences of indebtedness made payable to the Corporation, but only for the purpose of deposit;

RESOLVED FURTHER, that all checks, drafts, and other instruments obligating the Corporation to pay money, including instruments payable to officers or other persons authorized to sign them, shall be signed on the Corporation's behalf by anyone (1) of the following person: Wayne Allyn Root

RESOLVED FURTHER, that the standard form of corporate resolution for opening a corporate account required by the bank referred to above is adopted as the resolution of the Board of Directors, and the Secretary is directed to obtain the necessary signatures, execute the necessary certifications, and take such steps as needed to open the account. The Secretary is further directed to insert a copy of any such executed form in the minute book as part of the minutes of this meeting.

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EXPENSES OF INCORPORATION

The Chairman recommended that the Corporation authorize payment of incorporation expenses up to $5,000. After discussion, on motion duly made, seconded, and unanimously carried, the following resolutions were adopted:

RESOLVED, that the Chief Financial Officer is authorized and directed to pay the expenses of incorporation and organization and to reimburse any persons who advanced funds to the Corporation for this purpose up to the amount of $5,000, as stated in the oral and written reports presented to this meeting;

QUALIFICATION UNDER IRS SECTION 1244

The Board next considered the applicability of Section 1244 of the Internal Revenue Code to the Corporation's common stock. Section 1244 entitles shareholders to treat losses from stock that qualifies as "Section 1244 stock" as ordinary loss. The Board noted that the Corporation is a small business corporation as defined in Internal Revenue Code Section 1244(c)(3)(A). On motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, that this Corporation, intending to qualify its common stock for treatment under Section 1244 of the Internal Revenue Code, plans that its total equity capital and paid-in surplus shall not in any event exceed One Million Dollars ($1,000,000.00), that it shall be mainly an operating company, with less than fifty percent (50%) of its gross receipts coming from passive sources (royalties, rents, dividends, interest, annuities, and sales or exchanges of stock or securities), and that it shall conform in all other respects to the requirements necessary to qualify its common stock for treatment under Section 1244 of the Internal Revenue Code.

RESOLVED FURTHER, that the Secretary of this Corporation is authorized and directed to keep all records, prepare all reports and returns, and take all other steps necessary to qualify this Corporation's common stock for treatment under Section 1244 of the Internal Revenue Code.

ISSUANCE OF SHARES

The Board next discussed the issuance of shares, and on motion duly made, seconded and unanimously carried, the following resolutions were adopted:

RESOLVED FURTHER, that it is contemplated that the offer and sale of this Corporation's common stock shall be exempt from qualification under the Nevada Revised Statutes and any other applicable state securities laws, and each Officer of this Corporation is authorized and directed to take all steps necessary or desirable to comply with the applicable legal requirements, including causing any required notice to be prepared, executed, and timely filed with the appropriate regulatory agency.

RESOLVED FURTHER, that it is contemplated that the offer and sale of this Corporation's common stock shall be exempt from the registration requirements of the federal Securities Act of 1933, as amended, pursuant to Section A(2), Section 3(A)(11), or Regulation D of that Act, as may be applicable, and that each Officer of this Corporation acting alone is hereby authorized and directed to take all steps necessary or desirable to qualify under an applicable exemption, including the filing of any Form D with the Securities and Exchange Commission.

RESOLVED FURTHER, that the Officers of the Corporation are hereby authorized, empowered and directed to issue 1,000 shares of the Corporation's common stock to Wayne Allyn Root in consideration for the payment of $1,000.

RESOLVED FURTHER, that the Officers of this Corporation are hereby authorized, empowered, and directed to take all actions that maybe necessary and proper for this Corporation to issue and sell the above-listed shares to the persons named, in accordance with applicable laws, and that those actions shall include: (a) doing all acts that maybe necessary under the Federal Securities Laws and the Securities Laws of any state; and (b) doing all acts necessary to expedite these transactions or conform them, or any of them, to the requirements of any applicable law, ruling, or regulation.

RESOLVED FURTHER, that each of the Officers of this Corporation be and each hereby is authorized and directed to execute all documents and to take any other action necessary or advisable to carry out the purposes of this resolution.

APPROVAL OF AGREEMENTS

RESOLVED that Wayne Allyn Root is hereby authorized to enter into the Share Exchange and Reorganization Agreement between Jericho Associates, Inc. and Vegas Winners, Inc. and the Employment Agreement between Jericho Associates, Inc. and Wayne Allyn Root, each of which is dated as of August 19, 2018.

ELECTION OF S CORPORATION STATUS

RESOLVED, that this Corporation elects, subject to the unanimous consent of all shareholders, to be an S corporation for federal and Nevada income tax purposes. This election is made for the first possible taxable year and for each succeeding taxable year until this election is revoked.

RESOLVED, that each of the appropriate officers of this Corporation is authorized and directed to prepare the documents indicating this election, execute them on behalf of the Corporation, obtain the necessary signatures or consents of all shareholders, file the documents with the appropriate authorities, and take any other actions necessary or desirable to effect the purposes of the foregoing resolutions.

ADJOURNMENT

There being no further business, on motion duly made, seconded and unanimously carried, the meeting was adjourned at 6:00 pm.

Dated: August 31, 2018



_____
Wayne Allyn Root, Secretary